Filed Pursuant to Rule 424(b)(3)
Registration No. 333-190365

The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated August 5, 2013

Preliminary Prospectus Supplement

(To Prospectus dated August 5, 2013)

$

    % Senior Notes due

We are offering $         aggregate principal amount of our     % Senior Notes due             (the “notes”). The notes will mature on             ,         . Interest will accrue from                     , 2013, and the first interest payment date will be                     , 2014.

We may redeem the notes in whole or in part at any time at the applicable redemption prices set forth under “Description of the Notes—Optional Redemption.” We must offer to repurchase the notes upon the occurrence of a change of control triggering event at the price described in this prospectus supplement in “Description of the Notes—Offer to Repurchase Upon Change of Control Triggering Event.”

The notes will be our senior unsecured obligations, ranking equally in right of payment with all of our existing and future senior unsecured indebtedness and senior to our future subordinated indebtedness. The notes will be effectively subordinated to our existing and future secured indebtedness to the extent of the value of the assets securing that indebtedness and to the existing and future indebtedness and other liabilities of our subsidiaries.

You should read this prospectus supplement and the accompanying prospectus carefully before you invest in our notes. Investing in our notes involves a high degree of risk. See “Risk Factors” beginning on page S-12 for a discussion of certain risks that you should consider in connection with an investment in the notes.

	Public offering price(1)	Underwriting discounts and commissions	Proceeds, before expenses, to us(1)
Per note	%	%	%
Total	$	$	$

(1)	Plus accrued interest, if any, from , 2013, if settlement occurs after that date.

The notes will not be listed on any securities exchange or automated quotation system.

We expect that delivery of the notes will be made to investors in book-entry form through The Depository Trust Company for the accounts of its participants, including Clearstream Banking, société anonyme, and Euroclear Banking, S.A./N.V., on or about                     , 2013.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

J.P. Morgan	BofA Merrill Lynch

                    , 2013

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes certain matters relating to us and this offering. The second part, the accompanying prospectus dated August 5, 2013, gives more general information about debt and other securities we may offer from time to time, some of which may not apply to the notes offered by this prospectus supplement and the accompanying prospectus. For information about the notes, see “Description of the Notes” in this prospectus supplement and “Description of Debt Securities” in the accompanying prospectus.

We are responsible for the information contained and incorporated by reference in this prospectus supplement and the accompanying prospectus and in any related free-writing prospectus we prepare or authorize. We and the underwriters have not authorized anyone to give you any other information, and we and the underwriters take no responsibility for any other information that others may give you. We are not, and the underwriters are not, making an offer of these notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

Before you invest in the notes, you should carefully read this prospectus supplement and the accompanying prospectus. You should also read the documents we have referred you to under “Where You Can Find More Information” for information about us. The shelf registration statement described in the accompanying prospectus, including the exhibits thereto, can be read at the Securities and Exchange Commission’s (the “SEC”) web site or at the SEC’s Public Reference Room as described under “Where You Can Find More Information.”

If the information set forth in this prospectus supplement varies in any way from the information set forth in the accompanying prospectus, you should rely on the information contained in this prospectus supplement. If the information set forth in this prospectus supplement varies in any way from the information set forth in a document we have incorporated by reference, you should rely on the information in the more recent document.

Unless indicated otherwise, or the context otherwise requires, references in this document to “Wabtec,” the “Company,” “we,” “us” and “our” are to Westinghouse Air Brake Technologies Corporation and its consolidated subsidiaries, and references to “dollars” and “$” are to United States dollars.

This prospectus supplement and accompanying prospectus include registered trademarks, trade names and service marks of the Company.

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WHERE YOU CAN FIND MORE INFORMATION

Available Information

We file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information that we file with the SEC can be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 to obtain further information on the operation of the Public Reference Room. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including us. The SEC’s internet address is http://www.sec.gov. In addition, our common stock is listed on the New York Stock Exchange, and our reports and other information can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Our Internet website is www.wabtec.com. Information contained on our website is not part of, and should not be construed as being incorporated by reference into, this prospectus supplement and the accompanying prospectus.

Incorporation by Reference

The SEC allows us to “incorporate by reference” information that we file with it. This means that we can disclose important information to you by referring you to other documents. Any information we incorporate in this manner is considered part of this prospectus supplement and the accompanying prospectus except to the extent updated and superseded by information contained in this prospectus supplement and the accompanying prospectus. Some information that we file with the SEC after the date of this prospectus supplement and until we sell all of the securities covered by this prospectus supplement will automatically update and supersede the information contained in this prospectus supplement and the accompanying prospectus.

We incorporate by reference the following documents that we have filed with the SEC and any filings that we make with the SEC in the future under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), until we sell all of the securities covered by this prospectus supplement, including between the date of this prospectus supplement and the date on which the offering of the securities under this prospectus supplement is terminated, except as noted in the paragraph below:

Our SEC Filings (File No. 33-90866)	Period for or Date of Filing
Annual Report on Form 10-K	Year ended December 31, 2012
Quarterly Reports on Form 10-Q	Quarters ended March 31 and June 30, 2013
Current Reports on Form 8-K	May 15, May 22 and August 5, 2013
The portions of our Definitive Proxy Statement on Schedule 14A that are deemed “filed” with the SEC under the Exchange Act	April 1, 2013

Pursuant to General Instruction B of Form 8-K, any information submitted under Item 2.02, Results of Operations and Financial Condition, or Item 7.01, Regulation FD Disclosure, of Form 8-K is not deemed to be “filed” for the purpose of Section 18 of the Exchange Act, and we are not subject to the liabilities of Section 18 with respect to information submitted under Item 2.02 or Item 7.01 of Form 8-K. We are not incorporating by reference any information submitted under Item 2.02 or Item 7.01 of Form 8-K into any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act or into this prospectus supplement or the accompanying prospectus.

Statements contained in this prospectus supplement or the accompanying prospectus as to the contents of any contract, agreement or other document referred to in this prospectus supplement or the accompanying prospectus do not purport to be complete, and where reference is made to the particular provisions of that contract, agreement or other document, those references are qualified in all respects by reference to all of the provisions contained in that contract or other document. For a more complete understanding and description of

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each such contract, agreement or other document, we urge you to read the documents contained in the exhibits to the registration statement of which the accompanying prospectus is a part.

Any statement contained in a document incorporated by reference, or deemed to be incorporated by reference, into this prospectus supplement and the accompanying prospectus will be deemed to be modified or superseded for purposes of this prospectus supplement and the accompanying prospectus to the extent that a statement contained herein, therein or in any other subsequently filed document which also is incorporated by reference in this prospectus supplement and the accompanying prospectus modifies or supersedes that statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement and the accompanying prospectus.

We will provide without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus supplement and the accompanying prospectus and a copy of any or all other contracts, agreements or documents which are referred to in this prospectus supplement or the accompanying prospectus. Requests should be directed to: Westinghouse Air Brake Technologies Corporation, 1001 Air Brake Avenue, Wilmerding, PA 15148, Attention: Secretary; telephone number: (412) 825-1000. You also may review a copy of the registration statement and its exhibits at the SEC’s Public Reference Room in Washington, D.C., as well as through the SEC’s internet site.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

You should carefully review the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. In this prospectus supplement and the accompanying prospectus, statements that are not reported financial results or other historical information are “forward-looking statements.” Forward-looking statements give current expectations or forecasts of future events and are not guarantees of future performance. They are based on our management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements.

You can identify these forward-looking statements by the fact that they do not relate strictly to historic or current facts. They use words such as “anticipates,” “believes,” “estimates,” “expects,” “would,” “should,” “will,” “will likely result,” “forecast,” “outlook,” “projects” and similar expressions in connection with any discussion of future operating or financial performance.

We cannot guarantee that any forward-looking statements will be realized, although we believe that we have been prudent in our plans and assumptions. Achievement of future results is subject to risks, uncertainties and assumptions that may prove to be inaccurate. Among others, the factors discussed in the “Risk Factors” sections of our Annual Report on Form 10-K for our fiscal year ended December 31, 2012 and any of our subsequently filed Quarterly Reports on Form 10-Q could cause actual results to differ from those in forward-looking statements included in or incorporated by reference into this prospectus supplement and the accompanying prospectus or that we otherwise make. Important factors that could cause actual results to differ materially from those in the forward-looking statements include:

Economic and industry conditions

•	prolonged unfavorable economic and industry conditions in the markets served by us, including North America, South America, Europe, Australia, Asia and South Africa;

•	decline in demand for freight cars, locomotives, passenger transit cars, subways, buses, power generation equipment and related products and services;

•	reliance on major original equipment manufacturer customers;

•	original equipment manufacturers’ program delays;

•	demand for services in the freight and passenger rail industry;

•	demand for our products and services;

•	orders either being delayed, cancelled, not returning to historical levels, or reduced or any combination of the foregoing;

•	consolidations in the rail industry;

•	continued outsourcing by our customers;

•	industry demand for faster and more efficient braking equipment;

•	fluctuations in interest rates and foreign currency exchange rates; or

•	availability of credit;

Operating factors

•	supply disruptions;

•	technical difficulties;

•	changes in operating conditions and costs;

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•	increases in raw material costs;

•	successful introduction of new products;

•	performance under material long-term contracts;

•	labor relations;

•	completion and integration of acquisitions; or

•	the development and use of new technology;

Competitive factors

•	the actions of competitors, including with respect to price, product performance, technology advances and customer service and support;

Political/governmental factors

•	political stability in relevant areas of the world;

•	future regulation/deregulation of our customers and/or the rail industry;

•	levels of governmental funding on transit projects, including for some of our customers;

•	political developments and laws and regulations, including those related to Positive Train Control;

•	federal and state income tax legislation; or

•

the outcome of our existing or any future legal proceedings, including litigation involving our principal customers and any litigation with respect to warranty or product liability claims, environmental matters, asbestos-related matters and pension liabilities; and

Transaction or commercial factors

•	the outcome of negotiations with partners, governments, suppliers, customers or others.

Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove to be inaccurate, actual results could vary materially from those anticipated, estimated or projected. You should bear this in mind as you consider any forward-looking statements.

We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. You are advised, however, to consider any additional disclosures that we may make on related subjects in future filings with the SEC. You should understand that it is not possible to predict or identify all factors that could cause our actual results to differ. Consequently, you should not consider any list of factors to be a complete set of all potential risks or uncertainties.

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SUMMARY

This summary highlights selected information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. Before making an investment decision, you should read carefully this entire prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, the “Risk Factors” section included in this prospectus supplement and the financial statements and related notes incorporated by reference herein.

Our Company

We are one of the world’s largest providers of value-added, technology-based equipment and services for the global rail industry. We believe we hold approximately a 50% market share in North America for our primary braking-related equipment and a leading position in North America for most of our other product lines. Our highly engineered products, which are intended to enhance safety, improve productivity and reduce maintenance costs for customers, can be found on virtually all U.S. locomotives, freight cars, subway cars and buses. We had sales of approximately $2.4 billion and $1.3 billion and net income of approximately $251.7 million and $144.3 million in the year ended December 31, 2012 and the six-month period ended June 30, 2013, respectively. In both the year ended December 31, 2012 and the six-month period ended June 30, 2013, sales of aftermarket parts and services represented about 54% of total sales, while sales to customers outside of the United States accounted for about 50% and 49% of total sales, respectively, in those periods.

Industry Overview

We primarily serve the worldwide freight rail and passenger transit industries. As such, our operating results are largely dependent on the level of activity, financial condition and capital spending plans of the global railroad and transit industries. Many factors influence these industries, including general economic conditions; rail traffic, as measured by freight tonnage and passenger ridership; government spending on public transportation; and investment in new technologies by freight rail and passenger transit systems.

According to a recent study by the Association of the European Rail Industry (“UNIFE”), the accessible global market for railway products and services is more than $100.0 billion, and it is expected to grow at 2%-2.5% annually through 2016. The three largest markets, which represent about 75% of the total market, are Europe, Asia-Pacific and North America.

In North America, railroads carry about 40% of intercity freight, as measured by ton-miles, which is more than any other mode of transportation. They are an integral part of the continent’s economy and transportation system, serving nearly every industrial, wholesale and retail sector. Through direct ownership and operating partnerships, U.S. railroads are part of an integrated network that includes railroads in Canada and Mexico, forming what is regarded as the world’s most-efficient and lowest-cost freight rail service. There are more than 500 railroads operating in North America, with the largest railroads, referred to as “Class I,” accounting for more than 90% of the industry’s revenues. Although the railroads carry a wide variety of commodities and goods, coal is the single-largest item, representing about 40% of carloadings in 2012. Intermodal traffic—the movement of trailers or containers by rail in combination with another mode of transportation—has been the railroads’ fastest-growing market segment in the past ten years. Railroads operate in a competitive environment, especially with the trucking industry, and are always seeking ways to improve safety, cost and reliability. New technologies offered by us and others in the industry can provide some of these benefits.

Demand for our freight related products and services in North America is driven by a number of factors, including:

•

Rail traffic.    The Association of American Railroads (“AAR”) compiles statistics that gauge the level of activity in the freight rail industry. Two important statistics are revenue ton-miles and carloadings, which are generally referred to as “rail traffic.” In 2012, U.S. revenue ton-miles decreased 2.4%, carloadings decreased 3.1%, and intermodal carloadings increased 3.2%, generally reflecting a sluggish economy and reduced coal traffic.

•

Demand for new locomotives.    Currently, the active locomotive fleet for Class I railroads in North America is about 24,000. The average number of new locomotives delivered in recent years has been about 1,100 annually. In 2012, about 1,300 new, heavy-haul locomotives were delivered, compared to about 1,075 in 2011.

•

Demand for new freight cars.    Currently, the active freight car fleet in North America is about 1.3 million. The average number of new freight cars delivered over the past ten years was about 49,000 annually. In 2012, about 59,000 new freight cars were delivered, compared to about 48,000 cars in 2011.

In the United States, the passenger transit industry is dependent largely on funding from federal, state and local governments, and from fare box revenues. With about 40% of the nation’s passenger transit vehicles, the New York City region is the largest passenger transit market in the United States, but most major cities also offer either rail or bus transit services.

Demand for North American passenger transit products is driven by a number of factors, including:

•

Government funding.    The U.S. federal government provides money to local transit authorities, primarily to fund the purchase of new equipment and infrastructure for their transit systems. In 2012, the U.S. Congress passed a new, two-year funding bill, which maintained spending at the same level, about $10.7 billion, as in prior years. The number of new transit cars delivered in 2012 was about 1,000, compared to about 850 in 2011. The number of new buses delivered in 2012 was about 4,500 compared to about 4,700 in 2011. In the past ten years, the average number of new transit cars delivered annually is about 900, and the average number of new buses delivered annually is about 4,700.

•

Ridership.    Ridership provides fare box revenues to transit authorities, which use these funds, along with state and local money, primarily for equipment and system maintenance. Based on preliminary figures from the American Public Transportation Association, ridership on U.S. transit vehicles increased about 2.5% in 2012, after a 2% increase in 2011.

Outside of North America, many of the rail systems have historically been focused on passenger transit, rather than freight. In recent years, however, railroads in countries such as Australia, Brazil, India and China have been investing capital to expand and improve both their freight and passenger rail systems. Throughout the world, some government-owned railroads are being sold to private owners, who often look to improve the efficiency of the rail system by investing in new equipment and new technologies. According to UNIFE, emerging markets are expected to grow at above-average rates as global trade creates increases in freight volumes and urbanization leads to increased demand for efficient mass-transportation systems. As this growth occurs, we expect to have additional opportunities to provide products and services in these markets.

In Europe, the majority of the rail system serves the passenger transit market, which is expected to continue growing as high fuel costs and environmental factors encourage investment in public mass transit. France, Germany, the United Kingdom and Italy are the largest transit markets, representing about two-thirds of passenger traffic in the European Union. In its most recent financial report, Deutsche Bahn (German national railway) reported an increase in passenger traffic of 4.0% for the first six months of 2012. About 75% of freight traffic in Europe is hauled by truck, while rail accounts for about 20%. The largest freight markets in Europe are Germany, Poland and the United Kingdom. In the first half of 2012, Deutsche Bahn reported a 2.6% decrease in freight-related revenues compared to the same period in 2011. According to UNIFE, the European rail market consists of about 33,000 locomotives, about 700,000 freight cars and about 150,000 passenger transit cars. In recent years, the European market purchased on average about 1,300 new locomotives, about 1,000 new freight cars and about 8,500 new passenger transit cars annually.

The Asia/Pacific market is now the second-largest geographic segment, according to a recent UNIFE study. This market consists primarily of China, India and Australia. Growth has been driven by the continued urbanization of China and India, and by investment in freight rail infrastructure to serve the mining and natural resources markets in those countries, as well as in Australia. According to UNIFE, this market consists of about 34,000 locomotives and about 1.0 million freight cars. China is expected to increase spending on rail infrastructure and equipment in 2013. The Indian government reported that in the first nine months of its fiscal 2012 freight rail traffic increased about 4% and passenger rail traffic increased about 3%. India is expected to increase spending significantly in 2013 as it seeks to modernize its rail system.

Business Segments and Products

We provide our products and services through two principal business segments, the Freight Segment and the Transit Segment, both of which have different market characteristics and business drivers.

The Freight Segment primarily manufactures and services components for new and existing locomotive and freight cars, supplies railway electronics, positive train control equipment, signal design and engineering services, builds switcher locomotives, rebuilds freight locomotives and provides heat exchangers and cooling systems for rail and other industrial markets. Customers include large, publicly traded railroads, leasing companies, manufacturers of original equipment such as locomotives and freight cars, and utilities. As discussed previously, demand in the freight market is primarily driven by rail traffic, and deliveries of new locomotives and freight cars. In the year ended December 31, 2012 and the six-month period ended June 30, 2013, the Freight Segment accounted for 63% and 53%, respectively, of our total sales, with about 70% of our sales being in North America in both periods and the remainder to international customers. In the year ended December 31, 2012 and the six-month period ended June 30, 2013, slightly less than half of the Freight Segment’s sales were in the aftermarket.

The Transit Segment primarily manufactures and services components for new and existing passenger transit vehicles, typically subway cars and buses, builds new commuter locomotives and refurbishes subway cars. Customers include public transit authorities and municipalities, leasing companies, and manufacturers of subway cars and buses around the world. As discussed previously, demand in the transit market is primarily driven by government funding at all levels and passenger ridership. In the year ended December 31, 2012 and the six-month period ended June 30, 2013, the Transit Segment accounted for 37% and 47%, respectively, of our total sales, with about 54% of our sales being in North America for both periods, and the remainder to international customers. About 66% and 58% of the Transit Segment’s sales in the year ended December 31, 2012 and the six-month period ended June 30, 2013, respectively, were in the aftermarket, with the remainder in the original equipment market.

Following is a summary of our leading product lines in both the aftermarket and the original equipment market across both of our business segments:

Specialty Products & Electronics:

•	Positive Train Control equipment and electronically controlled pneumatic braking products

•	Railway electronics, including event recorders, monitoring equipment and end of train devices

•	Signal design and engineering services

•	Freight car truck components

•	Draft gears, couplers and slack adjusters

•	Air compressors and dryers

•	Heat exchangers and cooling products for locomotives and power generation equipment

•	Track and switch products

Brake Products:

•	Railway braking equipment and related components for Freight and Transit applications

•	Friction products, including brake shoes and pads

Remanufacturing, Overhaul and Build:

•	New commuter and switcher locomotives

•	Transit car and locomotive overhaul and refurbishment

Transit Products:

•	Door and window assemblies for buses and subway cars

•	Accessibility lifts and ramps for buses and subway cars

•	Traction motors

We have become a leader in the rail industry by capitalizing on the strength of our existing products, technological capabilities and new product innovation, and by our ability to harden products to protect them from severe conditions, including extreme temperatures and high-vibration environments. Supported by our technical staff of over 1,100 engineers and specialists, we have extensive experience in a broad range of product lines, which enables us to provide comprehensive, systems-based solutions for our customers.

Over the past several years, we introduced a number of significant new products, including electronic braking equipment and train control equipment that encompasses onboard digital data and global positioning communication protocols. In 2007, for example, the Federal Railroad Administration (“FRA”) approved the use of our Electronic Train Management System®, which offers safety benefits to the rail industry. In 2008, the U.S. federal government enacted a rail safety bill that mandates the use of Positive Train Control (“PTC”) technology, which includes on-board locomotive computer and related software, on a majority of the locomotives and tracks in the United States. With our Electronic Train Management System®, we are the leading supplier of this on-board train control equipment, and we are working with the U.S. Class I railroads, commuter rail authorities and other industry suppliers to implement this technology by the December 31, 2015 deadline set in the rail safety bill. This deadline could be extended if railroads are unable to meet it.

In the year ended December 31, 2012 and the six-month period ended June 30, 2013, we recorded about $215 million and $109 million, respectively, of revenue from implementation of PTC projects both foreign and domestic. These multi-year projects include:

•	a $165 million contract to design and install a train control system for MRS Logistica, the fourth-largest railroad in Brazil;

•	a $63 million contract to provide train control equipment and services for Denver Transit Partners for three new commuter rail lines; and

•	a $27 million contract to provide train control equipment for Metrolink, a commuter rail agency in Los Angeles.

Competitive Strengths

Our key strengths include:

•

Leading market positions in core products.    Dating back to 1869 and George Westinghouse’s invention of the air brake, we are an established leader in the development and manufacture of pneumatic braking equipment for freight and passenger transit vehicles. We have leveraged our leading position by focusing on research and engineering to expand beyond pneumatic braking components to supplying integrated parts and assemblies for the locomotive through the end of the train. We are a recognized leader in the development and production of electronic recording, measuring and communications systems, Positive Train Control equipment, highly engineered compressors and heat exchangers for locomotives, and a leading manufacturer of freight car components, including electronic braking equipment, draft gears, trucks, brake shoes and electronic end-of-train devices. We are also the leading manufacturer of commuter locomotives and a leading provider of braking equipment, door assemblies, lifts and ramps, and couplers for passenger transit vehicles.

•

Breadth of product offering with a stable mix of original equipment market (“OEM”) and aftermarket business.    Our product portfolio is one of the broadest in the rail industry, as we offer a wide selection of quality parts, components and assemblies across the entire train. We provide our products in both the original equipment market and the aftermarket. Our substantial installed base of products with end-users such as the railroads and the passenger transit authorities is a significant competitive advantage for providing products and services to the aftermarket because these customers often look to purchase safety- and performance-related replacement parts from the original equipment components supplier. In addition, as OEMs and Class I railroad operators attempt to modernize fleets with new products designed to improve and maintain safety and efficiency, these products must be designed to be interoperable with existing equipment. Over the last several years, more than 50% of our total net sales have come from our aftermarket products and services business.

•

Leading design and engineering capabilities.    We believe a hallmark of our relationship with our customers has been our leading design and engineering practice, which has, in our opinion, assisted in the improvement and modernization of global railway equipment. We believe both our customers and the government authorities value our technological capabilities and commitment to innovation, as we seek not only to enhance the efficiency and profitability of our customers, but also to improve the overall safety of the railways through continuous improvement of product performance. The Company has an established record of product improvements and new product development. We have assembled a wide range of patented products, which we believe provides us with a competitive advantage. We currently own over 1,475 active patents worldwide and over 520 U.S. patents. During the last three years, we have filed for more than 175 patents worldwide in support of our new and evolving product lines.

•

Experience with industry regulatory requirements.    The U.S. rail industry is governed by the AAR and by the FRA. These groups mandate rigorous manufacturer certification, new product testing and approval processes that we believe are difficult for new entrants to meet cost-effectively and efficiently without the scale and extensive experience we possess.

•

Experienced management team and the Wabtec Performance System.    We have implemented numerous initiatives that enable us to manage successfully through cycles in the rail supply market. For example, the Wabtec Performance System (“WPS”), an ongoing program that focuses on lean manufacturing principles and continuous improvement across all aspects of our business, has been a part of our culture for more than 20 years. As a result, our management team has improved our cost structure, operating leverage and financial flexibility, and placed us in an excellent position to benefit from growth opportunities.

Business Strategy

Using WPS, we strive to generate sufficient cash to invest in our growth strategies and to build on what we consider to be a leading position as a low-cost producer in the industry while maintaining world-class product quality, technology and customer responsiveness. Through WPS and employee-directed initiatives such as Kaizen, a Japanese-developed team concept, we continuously strive to improve quality, delivery and productivity, and to reduce costs. These efforts enable us to streamline processes, improve product reliability and customer satisfaction, reduce product cycle times and respond more rapidly to market developments. Over time, these lean initiatives have enabled us to increase operating margins, improve cash flow and strengthen our ability to invest in the following growth strategies:

•

Expand globally and into new product markets.    We believe that international markets represent a significant opportunity for future growth. In the year ended December 31, 2012 and the six-month period ended June 30, 2013, sales to non-U.S. customers were $1.2 billion and $612.2 million, respectively, including export sales from our U.S. operations of $579.6 million and $257.6 million, respectively. We intend to increase our existing international sales through strategic acquisitions, direct sales of products through our existing subsidiaries and licensees, and joint ventures with railway suppliers which have a strong presence in their local markets. We are specifically targeting markets that operate significant fleets of U.S.-style locomotives and freight cars, including Australia, Brazil, China, India, Russia, South Africa, and other select areas within Europe and South America. In addition, we have opportunities to sell certain products that we currently manufacture for the rail industry into other industrial markets, such as mining, off-highway and energy. These products include heat exchangers and friction materials.

•

Expand aftermarket sales.    Historically, aftermarket sales are less cyclical than OEM sales because a certain level of aftermarket maintenance and service work must be performed, even during an industry slowdown. In the year ended December 31, 2012 and the six-month period ended June 30, 2013, our aftermarket sales and services represented approximately 54% of our total sales across both our business segments. We provide aftermarket parts and services for its components, and we are seeking to expand this business with new customers such as short-line and regional railroads, or with customers who currently perform the work in-house. In this way, we expect to take advantage of the rail industry trend toward outsourcing, as railroads and transit authorities focus on their core function of transporting goods and people.

•

Accelerate new product development.    We continue to emphasize research and development funding to create new and improved products. We are focusing on technological advances, especially in the areas of electronics, braking products and other on-board equipment, as a means of new product growth. We seek to provide customers with incremental technological advances that offer immediate benefits with cost-effective investments. In 2008, the U.S. federal government enacted a rail safety bill that mandates the use of PTC technology on a majority of the locomotives and track in the United States. As the leading supplier of on-board train control equipment, we are working with the U.S. Class I railroads, commuter rail authorities and other industry suppliers to implement this technology.

•

Seek acquisitions, joint ventures and alliances.    We are exploring acquisition, joint venture and alliance opportunities using a disciplined, selective approach and rigorous financial criteria. Such acquisitions will not only be expected to meet these financial criteria but also achieve our growth strategies of global expansion, new products and expanding aftermarket sales. All of these expansion strategies will help us to grow profitably, expand geographically, and dampen the impact from potential cycles in the North American rail industry.

The Offering

The following summary contains basic information about the notes and is not intended to be complete. For a more complete understanding of the notes, please refer to the section entitled “Description of the Notes” in this prospectus supplement.

Issuer	Westinghouse Air Brake Technologies Corporation

Securities Offered	$ million aggregate principal amount of % Senior Notes due

Maturity Date	Unless earlier redeemed or repurchased by us, the notes will mature on ,

Interest Rate	% per year

Interest Payment Dates	and , commencing , 2014

Optional Redemption	We may redeem the notes, at our option, at any time in whole or from time to time in part prior to , ( months prior to their maturity date), at a price equal to the greater of (i) 100% of the principal amount of the notes being redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus basis points, in either case plus accrued interest on the principal amount being redeemed to the redemption date. On and after , ( months prior to their maturity date), we may redeem the notes at our option, at any time in whole or from time to time in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest on the principal amount of the notes being redeemed to such redemption date. See “Description of the Notes—Optional Redemption.”

Change of Control	Upon the occurrence of a change of control triggering event, we will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase. See “Description of the Notes—Offer to Repurchase Upon Change of Control Triggering Event.”

Ranking	The notes will rank equal in right of payment to all of our existing and future unsecured unsubordinated indebtedness and senior in right of payment to all future subordinated indebtedness. The notes, however, will be effectively subordinated to our secured obligations to the extent of the collateral securing such obligations. Additionally, the notes will be effectively subordinated to all liabilities, including trade payables, of any of our subsidiaries.

Assuming that we use the net proceeds of this offering as described under “Use of Proceeds,” as of June 30, 2013, after giving effect to

(i) this offering and (ii) our repayment on July 31, 2013 of the outstanding aggregate principal amount of our 6.875% Senior Notes due 2013 (which we refer to as our 2013 notes) upon the maturity of the 2013 notes, we would have had $             million of indebtedness outstanding on a consolidated basis.

Covenants	We will issue the notes under a senior indenture between us and Wells Fargo Bank, National Association, as trustee. The senior indenture includes covenants that limit:

•	our ability and the ability of our restricted subsidiaries to create or permit liens;

•	our ability and the ability of our restricted subsidiaries to enter into sale and leaseback transactions; and

•	our ability to consolidate or merge with or into other companies or sell all or substantially all of our assets.

These covenants will be subject to a number of important exceptions and qualifications described under “Description of the Notes—Certain Covenants” and “—Merger.”

Absence of Public Market for the Notes	The notes are a new issue of securities, and there is currently no established trading market for the notes. We do not intend to apply for a listing of the notes on any securities exchange or an automated dealer quotation system. Accordingly, there can be no assurance as to the development or liquidity of any market for the notes. The underwriters have advised us that they currently intend to make a market in the notes. However, they are not obligated to do so, and any market making with respect to the notes may be discontinued without notice.

Material U.S. Federal Income Tax Considerations	Prospective investors are urged to consult their own tax advisors with respect to the federal, state, local and foreign tax consequences of purchasing, owning and disposing of the notes. See “Material U.S. Federal Income Tax Considerations.”

Use of Proceeds	We estimate that our net proceeds from this offering will be approximately $ million, after deducting discounts and commissions and estimated offering expenses. We intend to use the net proceeds of this offering to repay approximately $ million of outstanding borrowings under our revolving credit facility. We intend to use the remaining net proceeds of approximately $ million for general corporate purposes, which may include capital expenditures, additions to working capital, repurchases, repayment or refinancing of debt, stock repurchases or the financing of future acquisitions or strategic combinations. Affiliates of certain of the underwriters serve as lenders under our revolving credit facility and consequently will receive a portion of the net proceeds of this offering. See “Use of Proceeds.”

Risk Factors	In evaluating an investment in the notes, prospective investors should carefully consider, along with the other information in this prospectus supplement, the specific factors set forth under “Risk Factors” for risks involved with an investment in the notes.

Conflict of Interest	Affiliates of certain of the underwriters serve as lenders under our revolving credit facility and consequently will receive a portion of the net proceeds of this offering. Because a portion of the net proceeds of this offering, not including underwriting compensation, may be received by affiliates of certain underwriters, to the extent any one underwriter, together with its affiliates, receives more than 5% of the net proceeds, such underwriter would be deemed to have a “conflict of interest” with us in regard to this offering under Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 5121. For a brief description of our relationships with certain underwriters, see “Use of Proceeds” and “Underwriting—Conflict of Interest.”

Summary Consolidated Financial Data

We derived the summary consolidated financial data shown below as of December 31, 2010, 2011 and 2012 and for each of the years then ended from our audited consolidated financial statements and for the six-month periods ended June 30, 2012 and 2013 from our unaudited consolidated financial statements. The unaudited consolidated financial statements from which we derived this data were prepared on the same basis as the audited consolidated financial data and include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly our results of operations and financial condition as of the periods presented. The results of operations for interim periods are not necessarily indicative of the operating results for any future period. You should read the following financial information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Year Ended December 31,			(Unaudited) Six Months Ended June 30,
($ in thousands)	2010	2011	2012	2012	2013
Income statement data:
Net sales	$1,507,012	$1,967,637	$2,391,122	$1,193,129	$1,253,512
Gross profit	449,078	570,424	694,567	342,808	375,769
Operating expenses	(246,268)	(299,723)	(302,288)	(147,833)	(159,548)

Income from operations(1)	202,810	270,701	392,279	194,975	216,221

Interest expense, net	(15,923)	(15,007)	(14,251)	(7,233)	(6,885)

Other income (expense), net	(60)	(380)	(670)	109	(175)

Net income attributable to Wabtec shareholders(2)	$123,099	$170,149	$251,732	$123,973	$144,251

Balance sheet data (at end of period):
Working capital	$453,579	$514,397	$539,879	$593,150	$665,713
Total assets	1,803,081	2,158,953	2,351,542	2,331,897	2,516,390
Long-term debt	382,007	395,805	317,853	433,088	396,915
Total debt	422,075	395,873	317,896	443,131	396,958
Cash and cash equivalents	236,941	285,615	215,766	234,105	214,505
Shareholders’ equity	903,387	1,047,644	1,282,017	1,154,153	1,405,706

Cash-flow information:
Net cash provided by operating activities	$176,136	$248,626	$237,738	$30,536	$45,096
Net cash used for investing activities	(156,255)	(146,182)	(184,944)	(104,738)	(123,847)
Net cash provided by (used for) financing activities	25,848	(46,759)	(124,723)	24,648	81,071

Other data:
Ratio of earnings to fixed charges (unaudited)(3)	10.2x	12.9x	19.5x	16.6x	19.6x
EBITDA (unaudited)(4)	$241,336	$315,170	$435,745	$215,268	$241,065

(1)	In 2011, includes an $18.1 million charge for a court ruling.

(2)	In 2012 and the six-month period ended June 30, 2012, a $1.7 million tax benefit was recognized primarily because of claims for refund. In 2011, a tax benefit of $1.9 million was recognized, primarily related to resolving certain tax issues from prior years that have been closed from further regulatory examination.

(3)	For purposes of calculating the ratio of earnings to fixed charges, “earnings” represents income from operations before income taxes plus fixed charges less capitalized interest. “Fixed charges” consist of interest expense, a portion of rental expenses considered representative of the interest factor and capitalized interest.

(4)	We define EBITDA as income from operations before income taxes plus interest expense, net and depreciation and amortization. EBITDA is not a measure of financial performance under generally accepted accounting principles. EBITDA is not calculated in the same manner by all companies and, accordingly, is not necessarily comparable to similarly titled measures of other companies and may not be an appropriate measure of performance relative to other companies. We have presented EBITDA in this prospectus supplement solely as a supplemental disclosure because we believe it allows for a more complete analysis of our results of operations. We believe that EBITDA is useful to investors because EBITDA is commonly used to analyze companies on the basis of operating performance, leverage and liquidity. Furthermore, analogous measures are used by industry analysts to evaluate operating performance. EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and capital expenditures. EBITDA is not intended to represent, and should not be considered more meaningful than, or as an alternative to, a measure of operating performance as determined in accordance with generally accepted accounting principles. This definition of EBITDA will differ from the amounts calculated under the definition of EBITDA that will be contained in our amended revolving credit facilities. We do not intend to provide EBITDA information for future periods in earnings press releases, filings with the SEC or in response to inquiries. EBITDA is calculated as follows:

	Unaudited
	Year Ended December 31,			Six Months Ended June 30,
($ in thousands)	2010	2011	2012	2012	2013
Income from operations before income taxes	$186,827	$255,314	$377,358	$187,841	$209,161
Interest expense, net	15,923	15,007	14,251	7,233	6,885
Depreciation and amortization	38,586	44,849	44,136	20,194	25,019

EBITDA	$241,336	$315,170	$435,745	$215,268	$241,065

RISK FACTORS

You should carefully consider the following factors and those described in our Annual Report on Form 10-K under “Risk Factors,” as well as the other information contained or incorporated by reference in this prospectus supplement before deciding to invest in the notes. Any of these risks or other risks and uncertainties not presently known to us or that we currently deem immaterial could materially adversely affect our business, financial condition, results of operations and cash flow, which could in turn materially adversely affect the price of the notes. If any of the following risks and uncertainties develops into actual events, our business, financial condition, results of operations or cash flows could be materially adversely affected. In that case, the trading price of the notes could decline and you may lose all or part of your investment.

This prospectus supplement also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risks faced by us described below and elsewhere in this prospectus supplement and the documents incorporated herein by reference. Please see “Cautionary Statement Regarding Forward-Looking Statements.”

Risks Relating to the Notes

Repayment of our debt, including the notes, is dependent on cash flow generated by our subsidiaries.

Our subsidiaries own a significant portion of our assets and conduct a significant portion of our operations. Accordingly, repayment of our indebtedness, including the notes, is dependent, to a significant extent, on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Our subsidiaries will not be required to guarantee the notes. Our subsidiaries do not have any obligation to pay amounts due on the notes or to make funds available for that purpose. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness, including the notes. Each subsidiary is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness, including the notes.

The notes will not be secured by any of our assets and therefore will be effectively subordinated to our existing and future secured indebtedness.

The notes will be general unsecured obligations ranking effectively junior in right of payment to all existing and future secured debt to the extent of the collateral securing such debt. In addition, the indenture governing the notes will permit the incurrence of additional debt, some of which may be secured debt. In the event that Wabtec is declared bankrupt, becomes insolvent or is liquidated or reorganized, creditors whose debt is secured by assets of Wabtec will be entitled to the remedies available to secured holders under applicable laws, including the foreclosure of the collateral securing such debt, before any payment may be made with respect to the notes. As a result, there may be insufficient assets to pay amounts due on the notes and holders of the notes may receive less, ratably, than holders of secured indebtedness. As of June 30, 2013, we had no material outstanding secured indebtedness. We may, however, incur secured indebtedness in the future.

The notes will be structurally subordinated to all liabilities of our subsidiaries to the extent of the assets of such subsidiaries.

The notes will not be guaranteed by any of our subsidiaries and are therefore structurally subordinated to the indebtedness and other liabilities of our subsidiaries. These subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the notes, or to make any funds available therefor, whether by dividends, loans, distributions or other payments. Any right that we have to receive any assets of any of such subsidiaries upon the liquidation or reorganization of those subsidiaries, and the consequent rights of holders of notes to realize proceeds from the sale of any of those subsidiaries’ assets, will be effectively subordinated to the claims of those subsidiaries’ creditors, including trade creditors and holders of preferred equity interests of those subsidiaries. Accordingly, in the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, these subsidiaries will pay the holders of their debts, holders of preferred equity interests and their trade creditors before they will be able to distribute any of their assets to us.

The indenture does not restrict the amount of additional debt that we may incur.

The notes and the indenture under which the notes will be issued do not place any limitation on the amount of unsecured debt that may be incurred by us. Our incurrence of additional debt may have important consequences for you as a holder of the notes, including making it more difficult for us to satisfy our obligations with respect to the notes, a loss in the market value of your notes and a risk that the credit rating of the notes is lowered or withdrawn.

Our credit ratings may not reflect all risks of your investment in the notes.

Our credit ratings are an assessment by rating agencies of our ability to pay our debts when due. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of the notes. These credit ratings may not reflect the potential impact of risks relating to structure or marketing of the notes. Agency ratings are not a recommendation to buy, sell or hold any security, and may be revised or withdrawn at any time by the issuing organization. Each agency’s rating should be evaluated independently of any other agency’s rating.

We may redeem your notes at our option, which may adversely affect your return.

As described under “Description of the Notes—Optional Redemption,” we have the right to redeem the notes in whole or in part from time to time. We may choose to exercise this redemption right when prevailing interest rates are relatively low. As a result, you may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as that of the notes.

Some significant transactions may not constitute a change of control repurchase event for purposes of the notes, in which case we would not be obligated to offer to repurchase the notes.

Upon the occurrence of a change of control repurchase event as described under “Description of the Notes—Offer to Repurchase Upon Change of Control Triggering Event,” we will be required to offer to repurchase the notes. However, the change of control repurchase event provisions will not afford protection to holders of notes in the event of certain transactions. For example, any leveraged recapitalization, refinancing, restructuring or acquisition initiated by us will generally not constitute a change of control repurchase event requiring us to repurchase the notes. In the event of any such transaction, we will not be required to offer to repurchase the notes, even though any of these transactions could increase the amount of our indebtedness, or otherwise adversely affect our capital structure or credit ratings, thereby adversely affecting the holders of notes, including by decreasing the trading prices for the notes.

You may not be able to determine when a change of control repurchase event has occurred, and we may not be required to offer to repurchase the notes as a result of a change in the composition of the directors on our board.

Unless we have exercised our right to redeem the notes, a change of control repurchase event, as defined in the indenture governing the notes, will require us to make an offer to repurchase all outstanding notes. The definition of change of control includes a phrase relating to the sale, lease or transfer or conveyance of “all or substantially all” of our assets. There is no precisely established definition of the phrase “substantially all” under applicable law.

In addition, a Delaware Chancery Court decision found that, for purposes of agreements such as the indenture, the circumstances in which a board of directors of a Delaware corporation would be permitted not to approve a dissident slate of directors as “continuing directors” are significantly limited. In the event of any such significant change in the composition of our board where the board has approved the new directors as “continuing directors” for purposes of the indenture, we may not be required to offer to repurchase the notes as a result of the board composition change. The same court also observed that certain provisions in indentures, such as “continuing director” provisions, could function to entrench an incumbent board of directors and therefore raise enforcement concerns if adopted in violation of a board’s fiduciary duties. If such a provision were found unenforceable, we would not be required to offer to repurchase your notes as a result of a change of control resulting from a change in the composition of our board. See “Description of the Notes—Offer to Repurchase Upon Change of Control Triggering Event.”

We may not be able to repurchase the notes upon a change of control repurchase event.

Upon a change of control repurchase event as defined in the senior indenture, we will be required to make an offer to repurchase all outstanding notes at 101% of their principal amount, plus accrued and unpaid interest. We may not have sufficient financial resources to purchase all of the notes that are tendered upon a change of control repurchase offer. A failure to make the change of control repurchase offer or to pay the change of control repurchase price when due would result in a default under the senior indenture. The occurrence of a change of control would also constitute an event of default under our revolving credit facility and may constitute an event of default under the terms of the agreements governing our other indebtedness or require us to offer to repurchase such other indebtedness. See “Description of the Notes—Offer to Repurchase Upon Change of Control Triggering Event.”

The notes do not contain restrictive financial covenants, and we may incur substantially more debt or take other actions which may affect our ability to satisfy our obligations under the notes.

Other than as described in this prospectus supplement under “Description of the Notes—Certain Covenants” and “—Merger,” the notes are not subject to any restrictive covenants, and we are not restricted from paying dividends or issuing or repurchasing our securities. In addition, the limited covenants applicable to the notes do not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations.

Our ability to recapitalize, incur additional debt and take a number of other actions that are not limited by the terms of the notes could have the effect of diminishing our ability to make payments on the notes when due, and require us to dedicate a substantial portion of our cash flow from operations to make payments on our indebtedness, which would reduce the availability of cash flow to fund our operations, working capital and capital expenditures.

There may be no active trading market for the notes.

The notes are a new issue of securities for which there is no established market. Accordingly, any or all of the following may occur:

•	no liquid market for the registered notes may develop;

•	you may be unable to sell your notes; or

•	the price at which you will be able to sell the notes may be lower than their principal amount or purchase price.

If a public market were to exist, the notes could trade at prices that may be higher or lower than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar notes, and our financial performance. We do not intend to list the notes on any securities exchange or to seek approval for quotations through any automated quotation system. No active market for the notes is currently anticipated.

Future funding requirements may affect our business.

New sources of capital may be needed to meet the funding requirements of future investments in operating assets or other acquisitions, fund our ongoing business activities and pay dividends. Our ability to raise and service significant new sources of capital will be a function of macroeconomic conditions, future prices as well as our operational performance, cash flow and debt position, among other factors. We may determine that it may be necessary or preferable to issue additional debt or other securities, defer projects or sell assets. Additional financing may not be available when needed or, if available, the terms of such financing may not be favorable to us. In the event of lower prices, unanticipated operating or financial challenges, or new funding limitations, our ability to pursue new business opportunities, invest in existing and new projects, fund our ongoing business activities, and retire or service our outstanding debt could be significantly constrained.

Any downgrade in our credit ratings could limit our ability to obtain future financing, increase our borrowing costs and adversely affect the market price of our existing securities, including the notes, or otherwise impair our business, financial condition and results of operations.

There can be no assurance that any rating assigned to any of our securities will remain in effect for any given period of time or that a rating will not be lowered, suspended or withdrawn entirely by a rating agency, if, in that rating agency’s judgment, circumstances so warrant. A downgrade of our credit ratings could adversely affect the market price of our securities, including the notes, adversely affect our existing financing, limit our access to the capital or credit markets or otherwise adversely affect the availability of other new financing on favorable terms, result in more restrictive covenants in agreements governing the terms of any future indebtedness that we incur, increase our cost of borrowing, or impair our business, financial condition and results of operations.

Current global financial conditions could adversely affect the availability of new financing and our operations.

Current global financial conditions have been characterized by increased market volatility. Continued volatility in the capital and credit markets, which impacts interest rates, currency exchange rates, and the availability of credit, could adversely affect our ability to obtain equity or debt financing in the future on terms favorable to us or have a material adverse effect on our business, financial condition and results of operations.

USE OF PROCEEDS

The net proceeds to us from the sale of the notes will be approximately $         million after deducting underwriting discounts and commissions and before deducting other estimated expenses. We intend to use approximately $         million of the net proceeds of this offering to repay outstanding borrowings under our revolving credit facility, which at June 30, 2013, were approximately $246.4 million and the weighted average interest rate was 1.24%. Our revolving credit facility matures on November 7, 2016. For a description of the terms of our revolving credit facility, see “Description of Certain Indebtedness—2011 Refinancing Credit Agreement.” We intend to use the remaining net proceeds of approximately $         million for general corporate purposes, which may include capital expenditures, additions to working capital, repurchases, repayment or refinancing of debt, stock repurchases or the financing of future acquisitions or strategic combinations.

Affiliates of certain of the underwriters serve as lenders under our revolving credit facility and consequently will receive a portion of the net proceeds of this offering. Because a portion of the net proceeds of this offering, not including underwriting compensation, may be received by affiliates of certain underwriters, to the extent any one underwriter, together with its affiliates, receives more than 5% of the net proceeds, such underwriter would be deemed to have a “conflict of interest” with us in regards to this offering under FINRA Rule 5121. For a brief description of our relationships with certain underwriters, see “Underwriting—Conflict of Interest.”

Pending any such uses, we intend to invest the net proceeds in short-term interest-bearing accounts, securities or similar investments.

CAPITALIZATION

The following table sets forth (a) our cash and cash equivalents and (b) our capitalization as of June 30, 2013:

•	on an actual basis; and

•

as adjusted to give effect to (i) the issuance of $         million in aggregate principal amount of the notes in this offering and the application of the net proceeds therefrom, as described in “Use of Proceeds,” and (ii) the repayment on July 31, 2013 of the outstanding aggregate principal amount of our 2013 notes upon the maturity of the 2013 notes.

This table should be read in conjunction with “Summary Consolidated Financial Data,” “Use of Proceeds,” and “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and our consolidated financial statements and the notes thereto incorporated by reference in this prospectus supplement and the accompanying prospectus, as well as any related free writing prospectus.

	As of June 30, 2013
(dollars in thousands)	Actual	As Adjusted(1)
Cash and cash equivalents	$214,505	$

Total debt (including current portion of long-term debt):
6.875% Senior Notes due 2013	$150,000		$—
Notes offered hereby	—
Revolving credit facility(2)	246,400		46,400
Other debt	558		558

Total debt	396,958
Shareholders’ equity:
Preferred stock, $0.01 par value; 1,000,000 shares authorized; no shares issued	—		—
Common stock, $0.01 par value; 200,000,000 shares authorized; 132,349,534 shares issued and 96,270,889 shares outstanding	1,323		1,323
Additional paid-in capital	390,797		390,797
Treasury stock, at cost; 36,078,645 shares	(341,313)		(341,313)
Retained earnings	1,436,566		1,436,566
Accumulated other comprehensive loss	(86,113)		(86,113)

Total Westinghouse Air Brake Technologies Corporation shareholders’ equity	1,401,260		1,401,260
Non-controlling interest	4,446		4,446

Total equity	1,405,706		1,405,706

Total capitalization	$1,802,664	$

(1)	The as adjusted information reflects the net proceeds of the sale of the notes, after repayment of approximately $ million of outstanding borrowings under our revolving credit facility, in cash and cash equivalents and does not reflect the use of such remaining proceeds from this offering for any particular general corporate purpose. On July 31, 2013, we borrowed approximately $155.0 million under our revolving credit facility to repay the outstanding aggregate principal amount of our 2013 notes upon the maturity of the 2013 notes.

(2)	At June 30, 2013, we had $246.4 million of outstanding borrowings and approximately $295.6 million available for borrowing under our revolving credit facility, net of $58.0 million of letters of credit. On July 31, 2013, we borrowed approximately $155.0 million under our revolving credit facility to repay the outstanding aggregate principal amount of our 2013 notes upon the maturity of the 2013 notes. Our revolving credit facility expires on November 7, 2016.

DESCRIPTION OF CERTAIN INDEBTEDNESS

2011 Refinancing Credit Agreement

On November 7, 2011, we refinanced our prior revolving credit and term loan facility with a consortium of commercial banks. This “2011 Refinancing Credit Agreement” provides us with a $600 million, five-year revolving credit facility. The facility expires on November 7, 2016. The 2011 Refinancing Credit Agreement borrowings bear variable interest rates indexed to the indices described below. At June 30, 2013, we had available bank borrowing capacity, net of $58.0 million of letters of credit, of approximately $295.6 million, subject to certain financial covenant restrictions.

Under the 2011 Refinancing Credit Agreement, we may elect a Base Rate of interest or an interest rate based on the London Interbank Offered Rate (“LIBOR”) of interest (the “Alternate Rate”). The Base Rate adjusts on a daily basis and is the greater of the Federal Funds Effective Rate plus 0.5% per annum, the PNC, N.A. prime rate or the Daily LIBOR Rate plus 100 basis points, plus a margin that ranges from 0 to 75 basis points. The Alternate Rate is based on quoted LIBOR rates plus a margin that ranges from 75 to 175 basis points. Both the Base Rate and Alternate Rate margins are dependent on our consolidated total indebtedness to cash flow ratios. The initial Base Rate margin is 25 basis points and the Alternate Rate margin is 125 basis points.

At June 30, 2013, the weighted average interest rate on our variable rate debt was 1.24%. On January 12, 2012, we entered into a forward starting interest rate swap agreement with a notional value of $150 million. The effective date of the interest rate swap agreement is July 31, 2013, and the termination date is November 7, 2016. The impact of the interest rate swap agreement will be to convert a portion of our then outstanding debt from a variable rate to a fixed-rate borrowing. During the term of the interest rate swap agreement the interest rate on the notional value will be fixed at 1.415% plus the Alternate Rate margin. We are exposed to credit risk in the event of nonperformance by the counterparty. However, since only the cash interest payments are exchanged, exposure is significantly less than the notional amount. The counterparty is a large financial institution with an excellent credit rating and history of performance. We currently believe the risk of nonperformance is negligible.

The 2011 Refinancing Credit Agreement limits our ability to declare or pay cash dividends and prohibits us from declaring or making other distributions, subject to certain exceptions. The 2011 Refinancing Credit Agreement contains various other covenants and restrictions including the following limitations: incurrence of additional indebtedness; mergers, consolidations, sales of assets and acquisitions; additional liens; sale and leasebacks; permissible investments, loans and advances; certain debt payments; and imposes a minimum interest expense coverage ratio of 3.0 and a maximum debt to cash flow ratio of 3.25. We do not expect that these measurements will limit us in executing our operating activities.

6.875% Senior Notes Due 2013

In August 2003, we issued $150.0 million aggregate principal amount of 6.875% Senior Notes due 2013 (the “2013 Notes”). The 2013 Notes were issued at par. Interest on the 2013 Notes accrued at a rate of 6.875% per annum and was payable semi-annually on January 31 and July 31 of each year. We paid the principal balance on the 2013 Notes upon the maturity of the 2013 Notes on July 31, 2013.

DESCRIPTION OF THE NOTES

General

For purposes of the accompanying prospectus, the notes offered by this prospectus supplement are senior debt securities. The following description of the particular terms of the notes offered by this prospectus supplement supplements, and to the extent inconsistent with the description under “Description of Debt Securities” in the accompanying prospectus replaces, that description. The notes will be issued under an Indenture dated as of                     , 2013, as supplemented by a supplemental indenture dated                     , 2013, each between us and Wells Fargo Bank, National Association, as trustee, which we refer to as the “indenture.” We urge you to read the indenture because it, and not this description, defines your rights as holders of the notes. The notes will be issued in the form of one or more fully registered global securities, which will be deposited with, or on behalf of, The Depository Trust Company, or DTC, as the depositary, and registered in the name of the depositary’s nominee. References to “we,” “us” and “our” in this section are only to Westinghouse Air Brake Technologies Corporation (“Wabtec”) and not Wabtec together with any of its subsidiaries.

Principal Amount; Maturity

We will issue $         initial principal amount of the notes that will mature on             ,         . If the maturity date for the notes falls on a day that is not a business day, the related payment of principal and interest will be made on the next business day as if it were made on the date such payment was due, and no additional interest will accrue on the amounts so payable for the period from and after such date to the next business day.

The notes are issuable only in registered form without coupons in denominations of $2,000 and any integral multiples of $1,000 in excess thereof.

We may, without the consent of the holders of the notes, “reopen” the notes and issue additional notes that have the same ranking, interest rate, maturity date and other terms as the notes being offered by this prospectus supplement (except for the issue date, the public offering price and, in some cases, the first interest payment date). These additional notes, together with the notes offered by this prospectus supplement, would constitute a single series of debt securities under the indenture, provided that if the additional notes are not fungible with the notes for U.S. federal income tax purposes, the additional notes will have a separate CUSIP number.

Interest on the Notes

The notes will bear interest at a rate of     % per year. Interest will accrue from                     , 2013. Interest on the notes is payable semiannually on              and              of each year to the holders of record at the close of business on the              and              (whether or not that date is a business day), as the case may be, immediately preceding such interest payment date. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months. The first interest payment date on the notes will be , 2014. If any interest payment date on the notes is not a business day, the payment of interest will be made on the next succeeding business day and no additional interest will accrue.

Ranking

The notes will be our senior unsecured obligations. Payment of the principal and interest on the notes will rank equally in right of payment with all of our existing and future unsecured and unsubordinated indebtedness and, to the extent we incur subordinated indebtedness in the future, rank senior in right of payment to our subordinated indebtedness. To the extent we incur secured indebtedness in the future, the notes will be effectively subordinated to any secured indebtedness of ours, to the extent of the value of any assets securing such indebtedness.

Optional Redemption

The notes are redeemable, in whole at any time or in part from time to time, prior to             ,          (         months prior to their maturity date) at our option at a redemption price equal to the greater of:

(1) 100% of the principal amount of the notes being redeemed; and

(2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any portion of such payments of interest accrued to the date of redemption), discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate (as defined below) plus              basis points, plus accrued and unpaid interest on the notes being redeemed to, but not including, the redemption date.

On and after             ,          (         months prior to their maturity date), the notes are redeemable, in whole at any time or in part from time to time, at our option at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest on the notes being redeemed to, but not including, the redemption date.

Notwithstanding the foregoing, installments of interest on the notes that are due and payable on interest payment dates falling on or prior to a redemption date will be payable on the interest payment date to the registered holders as of the close of business on the relevant record date according to the notes and the indenture.

“Comparable Treasury Issue” means the U.S. Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us.

“Reference Treasury Dealer” means (1) each of J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated (or their respective affiliates that are primary U.S. Government securities dealers); provided, however, that if either of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute therefor another Primary Treasury Dealer, and (2) two other Primary Treasury Dealers selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate will be calculated on the third business day preceding the redemption date.

Holders of notes to be redeemed will receive notice thereof by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption. If fewer than all of the notes are to be redeemed, the trustee will select, not more than 60 days prior to the redemption date, the particular notes or portions thereof for redemption from the outstanding notes not previously called by such method as the trustee deems fair and appropriate.

Sinking Fund

The notes will not be entitled to any sinking fund.

Offer to Repurchase Upon Change of Control Triggering Event

Upon the occurrence of a Change of Control Triggering Event, unless we have exercised our right to redeem the notes as described under “—Optional Redemption,” each holder of notes will have the right to require us to purchase all or a portion (in excess of $2,000 and in integral multiples of $1,000) of such holder’s notes pursuant to the offer described below (the “Change of Control Offer”), at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to but excluding the date of purchase (the “Change of Control Payment”), subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date.

Within 30 days following the date upon which the Change of Control Triggering Event occurs or, at our option, prior to any Change of Control but after the public announcement of the pending Change of Control, we will be required to send, by first class mail, a notice to each holder of notes, with a copy to the trustee, which notice will govern the terms of the Change of Control Offer. Such notice will state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the “Change of Control Payment Date”). The notice, if mailed prior to the date of consummation of the Change of Control, will state that the Change of Control Offer is conditioned on the Change of Control being consummated on or prior to the Change of Control Payment Date. Holders of notes electing to have notes purchased pursuant to a Change of Control Offer will be required to surrender their notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the note completed, to the paying agent at the address specified in the notice, or transfer their notes to the paying agent by book-entry transfer pursuant to the applicable procedures of the paying agent, prior to the close of business on the third business day prior to the Change of Control Payment Date.

We will not be required to make a Change of Control Offer if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for such an offer made by us and such third party purchases all notes properly tendered and not withdrawn under its offer.

We must comply in all material respects with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any such securities laws or regulations conflict with the Change of Control Offer provisions of the notes, we will be required to comply with those securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Offer provisions of the notes by virtue of any such conflict.

For purposes of the foregoing discussion of a Change of Control Offer, the following definitions are applicable:

“Change of Control” means the occurrence of any one of the following after the date of issuance of the notes:

(1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our assets and the assets of our subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than to us or one of our subsidiaries;

(2) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) (other than us or one of our subsidiaries) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of our outstanding Voting Stock, measured by voting power rather than number of shares;

(3) we consolidate with, or merge with or into, any Person, or any Person consolidates with, or merges with or into, us, in any such event pursuant to a transaction in which any of our outstanding Voting Stock or Voting Stock of such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where our shares of Voting Stock outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the Voting Stock of the surviving Person immediately after giving effect to such transaction;

(4) the first day on which the majority of the members of our board of directors cease to be Continuing Directors; or

(5) the adoption of a plan relating to our liquidation or dissolution.

“Change of Control Triggering Event” means the notes cease to be rated Investment Grade by at least two of the three Rating Agencies on any date during the period (the “Trigger Period”) commencing 60 days prior to the first public announcement by us of any Change of Control (or pending Change of Control) and ending 60 days following consummation of such Change of Control (which Trigger Period will be extended following consummation of a Change of Control for so long as any of the Rating Agencies has publicly announced that it is considering a possible ratings change). Unless at least two of the three Rating Agencies are providing a rating for the Notes, the Notes will be deemed to have ceased to be rated Investment Grade by at least two of the three Rating Agencies during that Trigger Period. Notwithstanding the foregoing, no Change of Control Triggering Event will be deemed to have occurred in connection with any particular Change of Control unless and until such Change of Control has actually been consummated.

“Continuing Director” means, as of any date of determination, any member of our board of directors who:

(1) was a member of our board of directors on the date of the issuance of the notes; or

(2) was nominated for election or elected to our board of directors with the approval of a majority of the Continuing Directors who were members of our board of directors at the time of such nomination or election.

“Fitch” means Fitch Ratings, Inc., and its successors.

“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating category of Moody’s); a rating of BBB- or better by S&P (or its equivalent under any successor rating category of S&P); a rating of BBB- or better by Fitch (or its equivalent under any successor rating category of Fitch).

“Moody’s” means Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation, and its successors.

“Person” means any individual, corporation, partnership, limited liability company, business trust, association, joint-stock company, joint venture, trust, incorporated or unincorporated organization or government or any agency or political subdivision thereof.

“Rating Agency” means each of Moody’s, S&P and Fitch; provided, that if any of Moody’s, S&P and Fitch ceases to provide rating services to issuers or investors, we may appoint another “nationally recognized statistical rating organization” as such term is defined in Section 3(a)(62) of the Exchange Act as a replacement for such Rating Agency; provided, that we shall give notice of such appointment to the trustee.

“S&P” means Standard & Poor’s Ratings Services, a division of McGraw Hill Financial, and its successors.

“Voting Stock” of any specified Person as of any date means the capital stock of such Person that is at the time entitled to vote generally in the election of the board of directors of such Person.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our assets and the assets of our subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise, established definition of the phrase under applicable law. Accordingly, the applicability of the requirement that we offer to repurchase the notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our assets and the assets of our subsidiaries taken as a whole to another “person” (as that term is used in Section 13(d)(3) of the Exchange Act) may be uncertain.

Certain Covenants

Limitation on Liens

We will not, and will not permit any of our restricted subsidiaries to, incur, suffer to exist or guarantee any debt secured by a lien on any principal property or on any shares of stock of (or other interests in) any of our restricted subsidiaries (in each case, whether now owned or hereafter acquired) unless we or that first-mentioned restricted subsidiary secures or we cause such restricted subsidiary to secure the notes equally and ratably with (or prior to) such secured debt, for as long as such secured debt will be so secured.

These restrictions will not, however, apply to debt secured by:

•	any liens existing prior to the issuance of the notes;

•	any liens on property of, shares of stock of (or other interests in) or debt of any entity existing at the time such entity becomes a restricted subsidiary;

•

any liens on property of, shares of stock of (or other interests in) or debt of any entity (a) existing at the time of acquisition of such property or shares (or other interests) (including acquisition through merger or consolidation), provided that any such lien was in existence prior to the date of such acquisition, was not incurred in anticipation thereof and does not extend to any other property, (b) to secure the payment of all or any part of the purchase price of such property or shares (or other interests) or the costs of construction or improvement of such property or (c) to secure any debt incurred prior to, at the time of, or within 180 days after the later of the acquisition, the completion of construction or the commencement of full operation of such property or within 180 days after the acquisition of such shares (or other interests) for the purpose of financing all or any part of the purchase price of such property or shares (or other interests) or the costs of construction thereon;

•	any liens in favor of us or any of our restricted subsidiaries;

•	any liens in favor of, or required by contracts with, governmental entities; and

•

any extension, renewal or replacement of any lien referred to in any of the preceding clauses, provided that such extension, renewal or replacement lien will be limited to the same property that secured the lien so extended, renewed or replaced and will not exceed the principal amount of debt so secured at the time of such extension, renewal or replacement.

Notwithstanding the foregoing, we or any of our restricted subsidiaries may incur, suffer to exist or guarantee any debt secured by a lien on any principal property or on any shares of stock of (or other interests in) any of our restricted subsidiaries if, after giving effect thereto and together with the value of attributable debt outstanding pursuant to the second paragraph of the “—Limitation on Sale and Leaseback Transactions” covenant below, the aggregate amount of such debt does not exceed 10% of our consolidated net tangible assets.

Limitation on Sale and Leaseback Transactions

We and our restricted subsidiaries will not enter into any sale and leaseback transaction with respect to any principal property, other than any such sale and leaseback transaction involving a lease for a term of not more than three years (including renewal rights) or any such sale and leaseback transaction between us and one of our restricted subsidiaries or between our restricted subsidiaries, unless: (a) we or such restricted subsidiary would be entitled to incur debt secured by a lien on the principal property involved in such sale and leaseback transaction at least equal in amount to the attributable debt with respect to such sale and leaseback transaction, without equally and ratably securing the notes pursuant to the covenant described above under the caption “—Limitation on Liens”; or (b) the proceeds of such sale and leaseback transaction are at least equal to the fair market value of the affected principal property (as determined in good faith by our board of directors) and we apply an amount equal to the net proceeds of such sale and leaseback transaction within 180 days of such sale and leaseback transaction to any (or a combination) of (i) the prepayment or retirement of the notes, (ii) the prepayment or retirement (other than any mandatory retirement, mandatory prepayment or sinking fund payment or by payment at maturity) of other debt of us or of one of our restricted subsidiaries (other than debt that is subordinated to the notes or debt owed to us or one of our restricted subsidiaries) that matures more than 12 months after its creation or matures less than 12 months after its creation but by its terms being renewable or extendible, at the option of the obligor in respect thereof, beyond 12 months from its creation or (iii) the purchase, construction, development, expansion or improvement of other comparable property.

Notwithstanding the restrictions in the preceding paragraph, we will be permitted to enter into sale and leaseback transactions otherwise prohibited by this covenant, the attributable debt with respect to which, together with all debt outstanding pursuant to the third paragraph of the “—Limitation on Liens” covenant above, without duplication, do not exceed 10% of consolidated net tangible assets measured at the closing date of the sale and leaseback transaction.

Certain Definitions

The following are definitions of some terms used in the above description of certain covenants under the indenture. We refer you to the indenture for a full description of all of these terms, as well as any other terms used herein for which no definition is provided.

•

“attributable debt” with regard to a sale and leaseback transaction with respect to any principal property means, at the time of determination, the present value of the total net amount of rent required to be paid under such lease during the remaining term thereof (including any period for which such lease has been extended or may, at the option of the lessor, be extended), discounted at the rate of interest set forth or implicit in the terms of such lease (or, if not practicable to determine such rate, the weighted average interest rate per annum borne by the notes then outstanding under the indenture) compounded semi-annually. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall be the lesser of (x) the net amount determined assuming termination upon the first date such lease may be terminated (in which case the net amount shall also include the amount of the penalty, but shall not include any rent that would be required to be paid under such lease subsequent to the first date upon which it may be so terminated) or (y) the net amount determined assuming no such termination.

•	“consolidated net tangible assets” means, on the date of any determination, all assets minus:

•	all applicable depreciation, amortization and other valuation reserves;

•	all current liabilities; and

•	all goodwill, trade names, trademarks, patents, unamortized debt discount and expenses and other like intangibles,

in each case as set forth on our most recently available consolidated balance sheet prepared in accordance with U.S. generally accepted accounting principles.

•

“debt” means (without duplication), with respect to any person, (1) all obligations of such person, to the extent such obligations would appear as a liability on the consolidated balance sheet of such person, in accordance with U.S. generally accepted accounting principles, (a) for money borrowed, (b) evidenced by bonds, debentures, notes or other similar instruments, (c) in respect of letters of credit, bankers’ acceptances or similar facilities issued for the account of such person, and (d) that constitute capital lease obligations of such person, and (2) all guarantees by such person of debt of another person.

•

“lien” means any mortgage, pledge, hypothecation, encumbrance, security interest, statutory or other lien, or preference, priority or other security or similar agreement or preferential arrangement of any kind or nature whatsoever, including any conditional sale or other title retention having substantially the same economic effect as any of these.

•

“principal property” means any manufacturing plant, warehouse, office building or parcel of real property owned or leased by us or any of our restricted subsidiaries, whether owned on the date of the indenture or thereafter, that has a gross book value in excess of 1% of our consolidated net tangible assets. Any plant, warehouse, office building or parcel of real property, or portion thereof, which our board of directors determines by resolution is not of material importance to the business conducted by us and our restricted subsidiaries taken as a whole will not be principal property.

•	“restricted subsidiary” means any subsidiary other than an unrestricted subsidiary.

•	“subsidiary” means any entity of which we, or we and one or more of our subsidiaries, or any one or more of our subsidiaries, directly or indirectly own more than 50% of the outstanding voting stock.

•	“unrestricted subsidiary” means any subsidiary:

•	the principal business of which consists of finance, banking, credit, leasing, insurance, financial services or other similar operations;

•	substantially all the assets of which consist of the capital stock of a subsidiary or subsidiaries engaged in the operations referred to in the preceding clause; or

•

designated as an unrestricted subsidiary by resolution of our board of directors and which, in the opinion of our board of directors, is not of material importance to the business conducted by us and our restricted subsidiaries taken as a whole.

Events of Default

An event of default is defined in the indenture as being:

•	default for 30 days in payment of any interest on the notes; or

•	failure to pay principal or premium, if any, with respect to the notes when due; or

•

failure to observe or perform any other covenant in the indenture or notes, other than a covenant or warranty a default in whose performance or whose breach is specifically dealt with in the section of the indenture governing events of default, if the failure continues for 60 days after written notice by the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding; or

•	default under any of our or our restricted subsidiaries’ debt, whether such debt now exists or is incurred after the date of this prospectus supplement, if that default:

•	is caused by a failure to pay principal on such debt at its stated final maturity (after giving effect to any applicable grace periods provided in such debt) (a “Payment Default”); or

•	results in the acceleration of such debt prior to its express maturity (an “Acceleration Event”),

and (i) in each case, the principal amount of any such debt, together with the principal amount of any other such debt under which there has been a Payment Default or an Acceleration Event, aggregates

$50 million or more and (ii) in the case of a Payment Default, such debt is not discharged and, in the case of an Acceleration Event, such acceleration is not rescinded or annulled, within 10 days after written notice has been given by the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding; or

•	specified events of bankruptcy, insolvency, receivership or reorganization.

Notice and Declaration of Defaults

So long as any notes remain outstanding, we will be required to furnish annually to the trustee a certificate of one of our corporate officers stating whether, to the best of their knowledge, we are in default under any of the provisions of the indenture, and specifying all defaults, and the nature thereof, of which they have knowledge. We will also be required to furnish to the trustee copies of specified reports filed by us with the SEC.

The indenture provides that the trustee will, within 90 days after the occurrence of a default which is continuing, give to the holders of the notes notice of all uncured defaults known to it, including events specified above without grace periods. Except in the case of default in the payment of principal, premium, if any, or interest on any of the notes, the trustee may withhold notice to the holders if the trustee in good faith determines that withholding notice is in the interest of the holders of the notes.

The trustee or the holders of 25% in aggregate principal amount of the outstanding notes may declare the notes immediately due and payable upon the occurrence of any event of default after expiration of any applicable grace period. In some cases, the holders of a majority in principal amount of the debt securities of any series then outstanding may waive any past default and its consequences, except a default in the payment of principal, premium, if any, or interest.

Actions upon Default

Subject to the provisions of the indenture relating to the duties of the trustee in case an event of default with respect to the notes occurs and is continuing, the indenture provides that the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request, order or direction of any of the holders of notes outstanding unless the holders have offered to the trustee indemnity reasonably satisfactory to it. The right of a holder to institute a proceeding with respect to the indenture is subject to conditions precedent including notice and indemnity to the trustee, but the holder has a right to receipt of principal, premium, if any, and interest on their due dates or to institute suit for the enforcement thereof, subject to specified limitations with respect to defaulted interest.

The holders of a majority in principal amount of the notes outstanding will have the right to direct the time, method and place for conducting any proceeding for any remedy available to the trustee, or exercising any power or trust conferred on the trustee. Any direction by the holders will be in accordance with law and the provisions of the indenture, provided that the trustee may decline to follow any such direction if the trustee determines on the advice of counsel that the proceeding may not be lawfully taken or would be materially or unjustly prejudicial to holders not joining in the direction. The trustee will be under no obligation to act in accordance with the direction unless the holders offer the trustee security or indemnity reasonably satisfactory to it against costs, expenses and liabilities which may be incurred thereby.

Defeasance, Satisfaction and Discharge to Maturity or Redemption

The notes will be subject to the satisfaction and discharge provisions and the defeasance and covenant defeasance provisions set forth under “Description of Debt Securities—Satisfaction and Discharge; Defeasance and Covenant Defeasance” in the accompanying prospectus.

Governing Law

The indenture and the notes will be governed by, and construed in accordance with, the law of the State of New York.

Concerning the Trustee

Under the indenture, the trustee is required to transmit annual reports to all holders regarding its eligibility and qualifications as trustee under the indenture and specified related matters.

Book-Entry, Delivery and Form

Except as set forth below, the notes will be represented by one or more permanent, global notes in registered form without interest coupons (the “Global Notes”).

The Global Notes will be deposited upon issuance with the trustee as custodian for DTC, in New York, New York, and registered in the name of DTC’s nominee, Cede & Co., in each case for credit to an account of a direct or indirect participant in DTC as described below. Beneficial interests in the Global Notes may be held through the Euroclear System (“Euroclear”) and Clearstream Banking, S.A. (“Clearstream”) (as indirect participants in DTC).

Except as set forth below, the Global Notes may be transferred, in whole but not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for Certificated Notes except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of Certificated Notes.

Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

Depositary Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised us that, pursuant to procedures established by it:

•	upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the underwriters with portions of the principal amount of the Global Notes; and

•

ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Notes).

Investors in the Global Notes who are Participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants in such system. Euroclear and Clearstream may hold interests in the Global Notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositaries. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems.

The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of an interest in the Global Notes will not have notes registered in their names, will not receive physical delivery of Certificated Notes and will not be considered the registered owners or “Holders” thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest and premium, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the indenture. Under the terms of the indenture, we and the trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither we, the trustee nor any agent of us or the trustee has or will have any responsibility or liability for:

•

any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

•	any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised us that its current practice, at the due date of any payment in respect of securities such as the notes, is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the notes as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or us. Neither we nor the trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

DTC has advised us that it will take any action permitted to be taken by a Holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an event of default under the notes, DTC reserves the right to exchange the Global Notes for definitive notes in registered certificated form (“Certificated Notes”), and to distribute such notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of us, the trustee or any of our or its respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for Certificated Notes in minimum denominations of $2,000 and in integral multiples of $1,000 in excess thereof, if:

•

DTC (a) notifies us that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and in either event the Company fails to appoint a successor depositary within 90 days; or

•	there has occurred and is continuing an event of default and DTC notifies the trustee of its decision to exchange the Global Note for Certificated Notes.

Beneficial interests in a Global Note also may be exchanged for Certificated Notes in the limited other circumstances permitted by the indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Same-Day Settlement and Payment

We will make payments in respect of the notes represented by the Global Notes (including principal, premium, if any, and interest) by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. We will make all payments of principal, interest and premium, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the Holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such Holder’s registered address. The notes represented by the Global Notes are expected to be eligible to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the applicable Treasury regulations promulgated and proposed thereunder, judicial authority and current administrative rulings and practice, all of which are subject to change, possibly with retroactive effect. The following general discussion summarizes material U.S. federal income tax aspects of the ownership and disposition of the notes that may be relevant to U.S. Holders (as defined below) and Non-U.S. Holders (as defined below). This discussion does not consider all aspects of U.S. federal income taxation that may be relevant to the ownership and disposition of the notes by a prospective investor in light of his or her or its own personal circumstances. This discussion is limited to persons who are beneficial owners of the notes, who acquired the notes upon their original issuance at their issue price, which will equal the first price at which a substantial amount of the notes is sold for money (not including sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) and who will hold the notes as capital assets within the meaning of Section 1221 of the Code. This discussion does not purport to deal with all aspects of U.S. federal income taxation that might be relevant to particular investors in light of their personal investment circumstances or status, nor does it discuss the U.S. federal income tax consequences to certain types of investors subject to special treatment under the U.S. federal income tax laws (for example, financial institutions, insurance companies, dealers in securities or foreign currency, tax-exempt organizations, taxpayers holding the notes through a partnership or similar pass-through entity or as part of a “straddle” or “conversion transaction,” certain U.S. expatriates or other former long-term residents of the United States or U.S. Holders that have a “functional currency” other than the U.S. dollar).

If a partnership (including for this purpose an entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of a note, the treatment of a partner in the partnership generally will depend upon the status of the partner and upon the activities of the partnership. Partnerships and partners in such partnerships should consult their tax advisors about the U.S. federal income tax consequences of owning and disposing of the notes.

Prospective holders are urged to consult their own tax advisors regarding the U.S. federal, state, local, foreign and other tax considerations of the acquisition, ownership and disposition of the notes.

Treatment of the Notes

In certain circumstances, we may be obligated to pay amounts in excess of stated interest or principal on the notes. The obligation to pay these amounts may implicate provisions of the Treasury regulations relating to contingent payment debt instruments (“CPDIs”). One or more contingencies generally will not cause the notes to be treated as CPDIs if, as of the issue date, each such contingency is considered remote or incidental or, in certain circumstances, it is significantly more likely that none of the contingencies will arise. We believe, and intend to take the position, that the possibility, as of the date the notes are issued, of the payment of such amounts does not result in the notes being treated as CPDIs under the applicable Treasury regulations. Our determination is binding on you unless you disclose your contrary position to the Internal Revenue Service (the “IRS”) in the manner that is required by the applicable Treasury regulations. Our determination is not, however, binding on the IRS, which could challenge it. If such challenge were successful, a U.S. Holder could be required to accrue income on the notes in excess of stated interest, and would be required to treat as ordinary income rather than capital gain any income realized on the taxable disposition of a note. The remainder of this discussion assumes that the notes are not treated as CPDIs.

U.S. Holders

The following discussion is limited to the U.S. federal income tax consequences to a beneficial owner of a note that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or any entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation on a net income basis regardless of its source; or

•

a trust, if (i) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in place to be treated as a U.S. person for U.S. federal income tax purposes (each a “U.S. Holder”).

Payments of Stated Interest

Stated interest on a note will be taxable to a U.S. Holder as ordinary income at the time it is received or accrued, in accordance with such holder’s method of accounting for U.S. federal income tax purposes. It is expected, and this discussion assumes, that the notes will be issued without original issue discount for U.S. federal income tax purposes. If, however, a note’s principal amount exceeds its issue price by an amount that does not satisfy a de minimis test, a U.S. Holder will be required to include the excess in income as original issue discount, as it accrues, in accordance with a constant-yield method based on a compounding of interest before the receipt of cash payments attributable to this income.

Sale, Exchange, Retirement or Redemption of the Notes

Upon the taxable disposition of a note by sale, exchange, retirement or redemption, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on the disposition (other than amounts attributable to accrued interest not yet taken into income, which will be taxed as ordinary income) and the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will equal the cost of the note to such U.S. Holder.

Any gain or loss realized on the sale, exchange, retirement or redemption of a note generally will constitute capital gain or loss and will be long-term capital gain or loss if at the time of the sale, exchange, retirement or redemption the U.S. Holder has held the note for more than one year. Long-term capital gain, in the case of non-corporate taxpayers, is eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Medicare Surtax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay an additional 3.8% Medicare surtax on, among other things, interest income and capital gains from the sale or other disposition of a note. U.S. Holders should consult their tax advisors as to the application of this additional surtax to their investment in the notes.

Information Reporting and Backup Withholding

Under the Code, U.S. Holders may be subject, under certain circumstances, to information reporting and “backup withholding” with respect to payments on the notes and the gross proceeds from dispositions of the notes. Backup withholding may apply only if the U.S. Holder (i) fails to furnish its social security or other taxpayer identification number (“TIN”) within a reasonable time after a request therefor, (ii) furnishes an incorrect TIN, (iii) fails to report properly interest or dividends, or (iv) fails under certain circumstances to provide a certified statement, signed under penalty of perjury, that the TIN provided is its correct number and that it is not subject to backup withholding. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is allowable as a credit (and may entitle such U.S. Holder to a refund) against such U.S. Holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS in a timely manner. Certain persons are exempt from backup withholding, including corporations and financial institutions. U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such exemption.

Non-U.S. Holders

The following discussion is limited to a beneficial owner of a note that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust that is not a U.S. Holder (a “Non-U.S. Holder”).

For purposes of the discussion below, interest and gain on the sale, exchange, redemption or other disposition of the notes will be considered to be “U.S. trade or business income” if such income or gain is:

•	effectively connected with the conduct of a U.S. trade or business; and

•	in the case of a treaty resident, attributable to a permanent establishment (or, in the case of certain treaties, a fixed base) in the United States.

Payments of Interest

Generally, payments of interest to a Non-U.S. Holder will not be subject to U.S. federal income or withholding tax if such interest is not U.S. trade or business income and is “portfolio interest.” Generally, interest on the notes will qualify as portfolio interest if the Non-U.S. Holder:

•	is not a controlled foreign corporation with respect to which we are a “related person” within the meaning of Section 864(d)(4) of the Code; and

•

certifies, under penalties of perjury, that such Non-U.S. Holder is not a U.S. person and provides such Non-U.S. Holder’s name and address (which certification may be made on IRS Form W-8BEN or other applicable form).

If interest on the notes does not qualify for the portfolio interest exception and is not U.S. trade or business income, payments of interest on the notes will generally be subject to U.S. withholding tax at a rate of 30% of the stated interest paid unless a treaty applies to reduce or eliminate such withholding tax. U.S. trade or business income will be taxed at regular graduated U.S. tax rates rather than the 30% gross rate. In the case of a Non-U.S. Holder that is a corporation, such U.S. trade or business income also may be subject to the branch profits tax. To claim an exemption from withholding in the case of U.S. trade or business income, or to claim the benefits of a treaty, a Non-U.S. Holder must provide a properly executed IRS Form W-8ECI (in the case of U.S. trade or business income) or IRS Form W-8BEN (in the case of a treaty exemption), or any successor form, as applicable, prior to the payment of interest. These forms must be periodically updated. A Non-U.S. Holder who is claiming the benefits of a treaty may be required, in certain instances, to obtain a TIN and to provide certain documentary evidence issued by foreign governmental authorities to prove residence in the foreign country. Also, special procedures are provided under applicable Treasury regulations for payments through qualified intermediaries.

Sale, Exchange, Retirement or Redemption of the Notes

Subject to the discussion below concerning backup withholding, any gain realized by a Non-U.S. Holder on the sale, exchange or redemption of a note generally will not be subject to U.S. federal income tax, unless:

•	such gain is U.S. trade or business income; or

•

subject to certain exceptions, the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, in which case a 30% tax will apply to the net gain on such sale, which may be offset by U.S.-source capital losses, unless such tax is reduced or eliminated by treaty.

Upon a sale, exchange, retirement or redemption of a note, accrued and unpaid interest will be treated as interest, as described above under the heading “—Payments of Interest.”

Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with payments on the notes. Unless the Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person, information returns may be filed with the IRS in connection with the proceeds from a sale or other disposition of the notes and the Non-U.S. Holder may be subject to U.S. backup withholding on payments on the notes or on the proceeds from a sale or other disposition of the notes. The certification procedures required to claim the exemption from withholding tax on interest described above will satisfy the certification requirements necessary to avoid backup withholding as well. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Foreign Account Tax Compliance

The Foreign Account Tax Compliance Act provisions of the Hiring Incentives to Restore Employment Act (“FATCA”), when applicable, will impose a U.S. federal withholding tax of 30% on certain payments to foreign entities (including interest payments and gross proceeds from debt instruments, such as the notes) that fail to comply with certain certification and information reporting requirements. Under Treasury regulations and IRS Notice 2013-43, FATCA generally will not apply to debt instruments that are outstanding on July 1, 2014 (unless such instruments are significantly modified after that date). Because the notes will be issued before July 1, 2014, FATCA withholding will not apply to the notes, unless the notes are significantly modified after such date.

EACH INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES TO IT OF HOLDING AND DISPOSING OF NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAW.

UNDERWRITING

J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a firm commitment underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the principal amount of notes set forth opposite its name below.

Underwriter	Principal amount of notes
J.P. Morgan Securities LLC	$
Merrill Lynch, Pierce, Fenner & Smith
Incorporated

Total	$

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the notes sold under the underwriting agreement if any of these notes are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters and their controlling persons against certain liabilities in connection with this offering, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the notes to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of     % of the principal amount of the notes. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The expenses of the offering, not including the underwriting discount, are estimated at $         and are payable by us.

New Issue of Notes

The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for inclusion of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected. If the notes are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, our operating performance and financial condition, general economic conditions and other factors.

No Sales of Similar Securities

We have agreed that we will not, during the period commencing on the date of this prospectus supplement and ending on the closing date, without first obtaining the prior written consent of J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, directly or indirectly, issue, sell, offer to contract or grant any option to sell, pledge, transfer or otherwise dispose of, any debt securities or securities exchangeable for or convertible into debt securities, except for the notes sold to the underwriters pursuant to the underwriting agreement.

Short Positions

In connection with the offering, the underwriters may purchase and sell the notes in the open market. These transactions may include short sales and purchases on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater principal amount of notes than they are required to purchase in the offering. The underwriters must close out any short position by purchasing notes in the open market. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Conflict of Interest

As described in “Use of Proceeds,” a portion of the net proceeds of this offering are intended to be used to repay approximately $         million of outstanding borrowings under our revolving credit facility. Because a portion of the net proceeds of this offering, not including underwriting compensation, may be received by certain of the underwriters or their affiliates who serve as lenders under our revolving credit facility, to the extent any one underwriter, together with its affiliates, receives more than 5% of the net proceeds, such underwriter would be deemed to have a “conflict of interest” with us in regard to this offering under FINRA Rule 5121. Because of the manner in which the proceeds will be used, the offering will be conducted in accordance with FINRA Rule 5121. In accordance with that rule, no “qualified independent underwriter” is required because the notes offered are investment grade rated, as that term is defined in the rule.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. If any of the underwriters or their affiliates have a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps and short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of notes may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

This prospectus has been prepared on the basis that any offer of notes in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of notes. Accordingly any person making or intending to make an offer in that Relevant Member State of notes which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of notes in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

This prospectus supplement does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations and the notes will not be listed on the SIX Swiss Exchange. Therefore, this prospectus supplement may not comply with the disclosure standards of the listing rules (including any additional listing rules or prospectus schemes) of the SIX Swiss Exchange. Accordingly, the notes may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors who do not subscribe to the notes with a view to distribution. Any such investors will be individually approached by the underwriters from time to time.

LEGAL MATTERS

The validity of the notes will be passed upon for us by K&L Gates LLP, Pittsburgh, Pennsylvania. The underwriters have been represented in connection with the offering by Davis Polk  & Wardwell LLP, New York, New York.

EXPERTS

The consolidated financial statements of Westinghouse Air Brake Technologies Corporation appearing in Westinghouse Air Brake Technologies Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2012, and the effectiveness of Westinghouse Air Brake Technologies Corporation’s internal control over financial reporting as of December 31, 2012 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and Westinghouse Air Brake Technologies Corporation management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2012 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Prospectus

Westinghouse Air Brake Technologies Corporation

Debt Securities

Common Stock

Preferred Stock

Warrants

Depositary Shares

Purchase Contracts

Units

We may offer to sell from time to time, in one or more classes or series, debt securities, common stock, preferred stock, warrants, depositary shares, purchase contracts or units, or any combination of these securities. The debt securities, warrants, purchase contracts and preferred stock may be convertible into or exercisable or exchangeable for our common stock, preferred stock or other securities or debt or equity securities of one or more other entities.

Our common stock is listed on the New York Stock Exchange and trades under the ticker symbol “WAB.” If we decide to seek a listing of any securities offered by this prospectus, we will disclose the exchange or market on which the securities will be listed, if any, or where we have made an application for listing, if any, in one or more supplements to this prospectus.

This prospectus describes some of the general terms that may apply to these securities and the general manner in which they may be offered. The specific terms of any securities to be offered and the specific manner in which they may be offered will be described in one or more supplements to this prospectus. This prospectus may not be used to sell securities unless it is accompanied by a prospectus supplement that contains a description of those securities.

We may offer and sell these securities to or through one or more underwriters, dealers or agents, or directly to other purchasers, on a continuous or delayed basis. If any offering involves underwriters, dealers or agents, arrangements with them will be described in a prospectus supplement relating to that offering.

You should consider carefully the “Risk Factors” described on page 2 and in any applicable prospectus supplement before investing in any of our securities offered by this prospectus or any prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus or determined if this prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 5, 2013.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, which we refer to in this prospectus as the SEC, utilizing an automatic “shelf” registration process. Under this shelf registration process, we may sell from time to time any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. You should assume that the information appearing in this prospectus is accurate only as of the date of this prospectus. Our business, financial condition, results of operations and prospects may change after that date. Each time we sell securities under this prospectus, we will provide a prospectus supplement that will contain or incorporate by reference specific information about the terms of that offering. Each prospectus supplement also may add, update or change information contained in this prospectus. We urge you to read both this prospectus and any prospectus supplement, together with the additional information described below under “Where You Can Find More Information.”

No person has been authorized to give any information or to make any representations, other than as contained or incorporated by reference in this prospectus, and, if given or made, we and any underwriter, agent, dealer or remarketing firm take no responsibility for such information or representations. Neither the delivery of this prospectus nor any sale made under this prospectus shall under any circumstances create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained or incorporated by reference in this prospectus is correct as of any time subsequent to the date of such information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is an unlawful to make such offer or solicitation.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

We file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information that we file with the SEC can be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 to obtain further information on the operation of the Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including us. The SEC’s Internet address is http://www.sec.gov. In addition, our common stock is listed on the New York Stock Exchange, and our reports and other information can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Our Internet address is http://www.wabtec.com. The information on our Internet site is not a part of this prospectus.

i

Incorporation by Reference

The SEC allows us to “incorporate by reference” information that we file with it. This means that we can disclose important information to you by referring you to other documents. Any information we incorporate in this manner is considered part of this prospectus except to the extent updated and superseded by information contained in this prospectus and any prospectus supplement. Some information that we file with the SEC after the date of this prospectus and until we sell all of the securities covered by this prospectus will automatically update and supersede the information contained in this prospectus.

We incorporate by reference the following documents that we have filed with the SEC and any filings that we make with the SEC in the future under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), until we sell all of the securities covered by this prospectus, including between the date of this prospectus and the date on which any offering of securities under this prospectus is terminated, except as noted in the paragraph below:

Our SEC Filings (File No. 033-90866)	Period for or Date of Filing
Annual Report on Form 10-K	Year ended December 31, 2012
Quarterly Reports on Form 10-Q	Quarters ended March 31 and June 30, 2013
Current Reports on Form 8-K	May 15, May 22 and August 5, 2013
The portions of our Definitive Proxy Statement on Schedule 14A that are deemed “filed” with the SEC under the Exchange Act	April 1, 2013

Pursuant to General Instruction B of Form 8-K, any information submitted under Item 2.02, Results of Operations and Financial Condition, or Item 7.01, Regulation FD Disclosure, of Form 8-K is not deemed to be “filed” for the purpose of Section 18 of the Exchange Act, and we are not subject to the liabilities of Section 18 with respect to information submitted under Item 2.02 or Item 7.01 of Form 8-K. We are not incorporating by reference any information submitted under Item 2.02 or Item 7.01 of Form 8-K into any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act or into this prospectus.

Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to in this prospectus do not purport to be complete, and where reference is made to the particular provisions of that contract, agreement or other document, those references are qualified in all respects by reference to all of the provisions contained in that contract, agreement or other document. For a more complete understanding and description of each such contract, agreement or other document, we urge you to read the exhibits to the registration statement of which this prospectus is a part.

Any statement contained in a document incorporated by reference, or deemed to be incorporated by reference, into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference in this prospectus modifies or supersedes that statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus and a copy of any or all other contracts, agreements or documents which are referred to in this prospectus. Requests should be directed to: Westinghouse Air Brake Technologies Corporation, Wilmerding, Pennsylvania 15148-0001, Attention: Corporate Secretary; telephone number: (412) 825-1000. You also may review a copy of the registration statement and its exhibits at the SEC’s Public Reference Room in Washington, D.C., as well as through the SEC’s Internet site, http://www.sec.gov.

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SUMMARY

This summary is a brief discussion of material information contained in, or incorporated by reference into, this prospectus, as further described above under “Where You Can Find More Information.” This summary does not contain all of the information that you should consider before investing in any securities being offered by this prospectus. We urge you to carefully read this entire prospectus, the documents incorporated by reference into this prospectus and the prospectus supplement relating to the securities that you propose to buy, especially any description of investment risks that we may include in the prospectus supplement or in documents incorporated by reference in this prospectus. References to “Wabtec,” the “registrant,” “we,” “our,” “us” and similar terms mean Westinghouse Air Brake Technologies Corporation and its consolidated subsidiaries, unless the context requires otherwise.

Westinghouse Air Brake Technologies Corporation

Wabtec is one of the world’s largest providers of value-added, technology-based equipment and services for the global rail industry. Our highly engineered products, which are intended to enhance safety, improve productivity and reduce maintenance costs for customers, can be found on virtually all U.S. locomotives, freight cars, subway cars and buses.

We are a Delaware corporation with our principal executive offices located at 1001 Air Brake Avenue, Wilmerding, Pennsylvania 15148-0001. Our telephone number is (412) 825-1000.

RISK FACTORS

Investing in our securities involves risks. Before deciding whether to purchase any of our securities, you should carefully consider the risks involved in an investment in our securities, as set forth in Item 1A, Risk Factors, in our Annual Report on Form 10-K for our fiscal year ended December 31, 2012, as updated in our Quarterly Reports on Form 10-Q, and the other risks described in any prospectus supplement or in any of the documents incorporated by reference in this prospectus. The risks and uncertainties that we discuss in any document incorporated by reference in this prospectus are those that we believed as of the date of the document to be risks which may materially affect our company. Additional risks and uncertainties not then known to us or that we then believed to be immaterial also may materially and adversely affect our business, financial condition and results of operations.

FORWARD-LOOKING STATEMENTS

In this prospectus, statements that are not reported financial results or other historical information are “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements give current expectations or forecasts of future events and are not guarantees of future performance. They are based on our management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements.

You can identify these forward-looking statements by the fact that they do not relate strictly to historic or current facts. They use words such as “anticipates,” “believes,” “estimates,” “expects,” “would,” “should,” “will,” “will likely result,” “forecast,” “outlook,” “projects” and similar expressions in connection with any discussion of future operating or financial performance. Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our reports to the SEC.

These forward-looking statements are subject to various risks, uncertainties and assumptions about us, including, among other things:

Economic and industry conditions

•	prolonged unfavorable economic and industry conditions in the markets served by us, including North America, South America, Europe, Australia, Asia and South Africa;

•	decline in demand for freight cars, locomotives, passenger transit cars, buses, subways, power generation equipment and related products and services;

•	reliance on major original equipment manufacturer customers;

•	original equipment manufacturers’ program delays;

•	demand for services in the freight and passenger rail industry;

•	demand for our products and services;

•	orders either being delayed, cancelled, not returning to historical levels, or reduced or any combination of the foregoing;

•	consolidations in the rail industry;

•	continued outsourcing by our customers;

•	industry demand for faster and more efficient braking equipment;

•	fluctuations in interest rates and foreign currency exchange rates; or

•	availability of credit;

Operating factors

•	supply disruptions;

•	technical difficulties;

•	changes in operating conditions and costs;

•	increases in raw material costs;

•	successful introduction of new products;

•	performance under material long-term contracts;

•	labor relations;

•	completion and integration of acquisitions; or

•	the development and use of new technology;

Competitive factors

•	the actions of competitors, including with respect to price, product performance, technology advances and customer service and support;

Political/governmental factors

•	political stability in relevant areas of the world;

•	future regulation/deregulation of our customers and/or the rail industry;

•	levels of governmental funding on transit projects, including for some of our customers;

•	political developments and laws and regulations, including those related to Positive Train Control;

•	federal and state income tax legislation; or

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the outcome of our existing or any future legal proceedings, including litigation involving our principal customers and any litigation with respect to warranty or product liability claims, environmental matters, asbestos-related matters and pension liabilities; and

Transaction or commercial factors

•	the outcome of negotiations with partners, governments, suppliers, customers or others.

We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus, any prospectus supplement and the documents incorporated herein by reference may not in fact occur. Any forward-looking statements in this prospectus, any prospectus supplement and the documents incorporated herein by reference speak only as of the date of the applicable document, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after that date or to reflect the occurrence of unanticipated events, except as otherwise required by law.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

Except as described below, we derived the selected consolidated financial data shown below (i) as of December 31, 2010, 2011 and 2012 and for each of the years then ended from our audited consolidated financial statements incorporated by reference in this prospectus and (ii) as of June 30, 2012 and 2013 and for each of the six-month periods then ended from our unaudited consolidated financial statements incorporated by reference in this prospectus. The selected consolidated financial data shown below as of December 31, 2008 and 2009 and for each of the years then ended have been derived from audited consolidated financial statements not included in this prospectus. The unaudited consolidated financial statements from which we derived the interim period data were prepared on the same basis as the audited consolidated financial data and include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly our results of operations and financial condition as of the periods presented. The results of operations for interim periods are not necessarily indicative of the operating results for any future period.

On May 14, 2013, our stockholders approved an amendment to our Amended and Restated Certificate of Incorporation to increase the number of authorized shares of our common stock to 200,000,000 shares. In addition, on May 14, 2013, our Board of Directors approved a two-for-one split of the Company’s issued and outstanding common stock in the form of a 100% stock dividend. The increase in the authorized shares and the stock split became effective on May 14, 2013 and June 11, 2013, respectively. All common share and per common share amounts in our selected historical consolidated financial data set forth below have been updated to reflect the two-for-one stock split in the form of a 100% stock dividend. All other items set forth in our audited consolidated financial statements contained in our Annual Report on Form 10-K for our fiscal year ended December 31, 2012 (the “2012 Form 10-K”) or our unaudited consolidated financial statements contained in our Quarterly Report on Form 10-Q for our fiscal quarter ended June 30, 2013 (the “June 30 Form 10-Q”), each of which is incorporated by reference in this prospectus, remain unchanged. Accordingly, (i) the selected historical consolidated financial data as of December 31, 2010, 2011 and 2012 and for each of the years then ended, as set forth below, does not reflect events occurring after the filing of the 2012 Form 10-K and should be read in conjunction with the 2012 Form 10-K and the filings made by us with the SEC subsequent to the filing of the 2012 Form 10-K, and (ii) the selected historical consolidated financial data as of June 30, 2012 and 2013 and for each of the six-month periods then ended, as set forth below, does not reflect events occurring after the filing of the June 30 Form 10-Q and should be read in conjunction with the June 30 Form 10-Q and the filings made by us with the SEC subsequent to the filing of the June 30 Form 10-Q. We have not updated matters reflected in the 2012 Form 10-K or the June 30 Form 10-Q except to the extent expressly provided above.

In thousands, except per share amounts	Year Ended December 31,					(Unaudited) Six Months Ended June 30,
	2008	2009	2010	2011	2012	2012	2013
Income Statement Data
Net sales	$1,574,749	$1,401,616	$1,507,012	$1,967,637	$2,391,122	$1,193,129	$1,253,512
Gross profit	427,186	393,326	449,078	570,424	694,567	342,808	375,769
Operating expenses	(214,670)	(213,294)	(246,268)	(299,723)	(302,288)	(147,833)	(159,548)

Income from operations (1)	$212,516	$180,032	$202,810	$270,701	$392,279	$194,975	$216,221

Interest expense, net	(8,508)	(16,674)	(15,923)	(15,007)	(14,251)	(7,233)	(6,885)
Other income (expense), net	292	1	(60)	(380)	(670)	109	(175)
Net income from continuing operations	130,554	115,055	123,099	170,149	251,732	123,973	144,251
Loss from discontinued operations (net of tax)	(3)	—	—	—	—	—	—

Net income attributable to Wabtec shareholders (2)	$130,551	$115,055	$123,099	$170,149	$251,732	$123,973	$144,251

Diluted Earnings Per Common Share
Net income attributable to Wabtec shareholders	$1.33	$1.19	$1.28	$1.76	$2.60	$1.28	$1.49

Cash dividends declared per share	$0.02	$0.02	$0.02	$0.04	$0.08	$0.03	$0.05

Fully diluted shares outstanding	97,694	95,954	96,010	96,658	96,742	96,666	96,606

Balance Sheet Data
Total assets	$1,507,520	$1,585,835	$1,803,081	$2,158,953	$2,351,542	$2,331,897	$2,516,390
Cash	141,805	188,659	236,941	285,615	215,766	234,105	214,505
Total debt	387,080	391,780	422,075	395,873	317,896	443,131	396,958
Shareholders’ equity	645,807	778,913	903,387	1,047,644	1,282,017	1,154,153	1,405,706
Other Data
Ratio of earnings to fixed charges (3)	14.5x	8.0x	10.2x	12.9x	19.5x	16.6x	19.6x

(1)	In 2011, includes an $18.1 million charge for a court ruling. In 2009, includes $3.9 million royalty charge related to the Final Award in the arbitration proceeding between Faiveley Transport Malmo AB and Wabtec.
(2)	In 2012 and the six months ended June 30, 2012, a $1.7 million tax benefit was recognized primarily due to claims for refund. In 2011, 2009 and 2008, tax benefits of $1.9 million, $9.7 million and $1.0 million were recognized, respectively, primarily related to resolving certain tax issues from prior years that have been closed from further regulatory examination.
(3)	For purposes of calculating the ratio of earnings to fixed charges, “earnings” represents income from operations before income taxes plus fixed charges less capitalized interest. “Fixed charges” consist of interest expense, a portion of rental expenses considered representative of the interest factor and capitalized interest.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the securities for general corporate purposes, unless otherwise indicated in the applicable prospectus supplement relating to a specific issuance of securities. Our general corporate purposes include, but are not limited to, repayment, redemption or refinancing of debt, capital expenditures, investments in or loans to subsidiaries and joint ventures, funding of possible acquisitions, working capital, contributions to one or more of our pension plans, satisfaction of other obligations and repurchase of our outstanding debt or equity securities. Pending any such use, the net proceeds from the sale of the securities may be invested in short-term, investment grade, interest-bearing instruments. We will include a more detailed description of the use of proceeds of any specific offering in the applicable prospectus supplement relating to an offering of securities under this prospectus.

DESCRIPTION OF DEBT SECURITIES

The following is a general description of the debt securities that we may offer from time to time under this prospectus. The financial terms and other specific terms of the debt securities being offered will be described in a prospectus supplement relating to the issuance of those securities. Those terms may vary from the terms described here. Although the debt securities that we may offer include debt securities denominated in U.S. dollars, we also may choose to offer debt securities in any other currency, including the euro.

The debt securities are governed by documents called “indentures.” The indentures are contracts between us and a financial institution acting as the trustee. The trustee has two main roles. First, under certain circumstances, the trustee can enforce your rights against us if we default. There are some limitations on the extent to which the trustee acts on your behalf, described under “— Events of Default — Remedies If an Event of Default Occurs.” Second, the trustee performs administrative duties for us.

Because this section is a summary, it does not describe every aspect of the debt securities that we may offer pursuant to this prospectus. This summary also is subject to and qualified by reference to the description of the particular terms of the debt securities and the relevant indenture described in the related prospectus supplement, including definitions used in the relevant indenture. The particular terms of the debt securities that we may offer under this prospectus and the relevant indenture may vary from the terms described below.

General

The debt securities that we may offer under this prospectus will be either senior debt securities or subordinated debt securities. We may issue senior debt securities under a senior indenture between us and Wells Fargo Bank, National Association, as trustee, and subordinated debt securities under a subordinated indenture between us and Wells Fargo Bank, National Association, as trustee.

The senior indenture and the subordinated indenture will be governed by New York law. Copies of forms of the senior indenture and subordinated indenture have been filed as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information” for information on how to obtain copies of the senior indenture and subordinated indenture.

We may offer the debt securities from time to time in as many distinct series as we may choose. All debt securities will be direct, unsecured obligations of ours. Any senior debt securities that we offer under this prospectus will have the same rank as all of our other unsecured and unsubordinated debt. Any subordinated debt securities that we offer under this prospectus will be subordinate in right of payment to our senior indebtedness. The indentures will not limit the amount of debt that we may issue under the indentures. The indentures also will not limit the amount of other unsecured debt or other securities that we or our subsidiaries may issue.

Our primary sources of payment for our payment obligations under the debt securities will be revenues from our operations and investments and cash distributions from our subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation whatsoever to pay any amounts due on debt securities issued by us or to make funds available to us. Our subsidiaries’ ability to pay dividends or make other payments or advances to us will depend upon their operating results and will be subject to applicable laws and contractual restrictions. The indentures do not restrict our subsidiaries from entering into agreements that prohibit or limit their ability to pay dividends or make other payments or advances to us.

To the extent that we must rely on cash from our subsidiaries to pay amounts due on the debt securities, the debt securities will be effectively subordinated to all our subsidiaries’ liabilities, including their trade payables. This means that our subsidiaries may be required to pay all of their creditors in full before their assets are available to us. Even if we are recognized as a creditor of our subsidiaries, our claims would be effectively subordinated to any security interests in their assets and also could be subordinated to some or all other claims on their assets and earnings.

Other than the restrictions described below or any restrictions described in an applicable prospectus supplement, the indentures and the debt securities that we may offer under this prospectus will not contain any covenants or other provisions designed to protect holders of the debt securities if we participate in a highly leveraged transaction.

You should look in the applicable prospectus supplement for the following terms of the debt securities being offered:

•	the title of the debt securities;

•	if other than U.S. currency, the currency in which the debt securities may be purchased and the currency in which principal, premium, if any, and interest will be paid;

•	the total principal amount of the debt securities;

•	the price at which the debt securities will be issued;

•	the date or dates on which the debt securities will mature and the right, if any, to extend the maturity date or dates;

•	the annual rate or rates, if any, at which the debt securities will bear interest, including the method of calculating interest if a floating rate is used;

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the date or dates from which the interest will accrue, the interest payment dates on which the interest will be payable or the manner of determination of the interest payment dates and the record dates for the determination of holders to whom interest is payable;

•	the place or places where principal, premium, if any, and interest will be payable;

•	any redemption, repayment or sinking fund provision;

•	the application, if any, of defeasance provisions to the debt securities;

•	if other than the entire principal amount, the portion of the debt securities that would be payable upon acceleration of the maturity of the debt securities;

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any obligation we may have to redeem, purchase or repay the debt securities at the option of a holder upon the happening of any event and the terms and conditions of redemption, repurchase or repayment;

•

the form of debt securities, including whether we will issue the debt securities in individual certificates to each holder or in the form of temporary or permanent global securities held by a depositary on behalf of holders;

•	if the amount of payments of principal, premium, if any, or interest on the debt securities may be determined by reference to an index, the manner in which that amount will be determined;

•	any additional covenants applicable to the debt securities;

•	any additional events of default applicable to the debt securities;

•	the terms of subordination, if applicable;

•	the terms of conversion, if applicable;

•	the terms of subordination of the debt securities, if applicable;

•	any material provisions described in this prospectus that do not apply to the debt securities; and

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any other material terms of the debt securities, including any additions to the terms described in this prospectus, and any terms which may be required by or advisable under applicable laws or regulations.

In addition to the debt securities that we may offer pursuant to this prospectus, we may issue other debt securities in public or private offerings from time to time. These other debt securities may be issued under other indentures or documentation that are not described in this prospectus, and those debt securities may contain provisions materially different from the provisions applicable to one or more issues of debt securities offered pursuant to this prospectus.

Original Issue Discount

One or more series of debt securities offered under this prospectus may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates. The federal income tax consequences and special considerations applicable to any series of debt securities generally will be described in the applicable prospectus supplement.

Restrictive Covenants

We will agree in the indentures to certain covenants for the benefit only of holders of the debt securities governed by the applicable indenture. The covenants summarized below will apply to each series of debt securities issued pursuant to the indentures as long as any of those debt securities are outstanding, unless waived, amended or the prospectus supplement states otherwise.

Payment. We will pay principal of and premium, if any, and interest on the debt securities in accordance with the terms of such debt securities and the applicable indenture. Unless otherwise provided in the applicable prospectus supplement, we will pay interest on any debt security to the person in whose name that security is registered at the close of business on the regular record date for that interest payment.

Subject to the requirements of any applicable abandoned property laws, any money deposited with the trustee or any paying agent for the payment of principal of or premium, if any, or interest on any debt security that remains unclaimed for two years after that amount has become due and payable will be paid to us at our request. After this occurs, the holder of that security must look only to us for payment of that amount, unless an applicable abandoned property law designates another person, and not to the trustee or paying agent.

Merger and Consolidation. We will not consolidate with or merge into any other entity or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of our assets to any person, firm, corporation or other entity, unless:

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either (i) we are the surviving corporation or (ii) the resulting, surviving or transferee entity is a corporation organized under the laws of the United States or, if such person, firm, corporation or other entity is not a corporation, a co-obligor of the outstanding debt securities issued under the applicable indenture is a corporation organized under any such laws, and any resulting, surviving or transferee entity expressly assumes the Company’s obligations under the applicable indenture and the outstanding debt securities issued under the applicable indenture, by a supplemental indenture to which we are a party;

•	there is no default under the applicable indenture immediately after giving effect to such consolidation, merger, sale, assignment, conveyance, transfer, lease or other disposal; and

•

the resulting or transferee entity shall have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger, sale, assignment, conveyance, transfer, lease or other disposal complies with the applicable indenture.

Upon such a succession described in clause (ii) of the first bullet above and compliance with the second and third bullets above, we will be relieved from any further obligations under the applicable indenture.

Waiver of Certain Covenants. Unless otherwise provided in an applicable prospectus supplement, we may, with respect to the debt securities of any series, omit to comply with any covenant provided in the terms of those debt securities if, before the time for such compliance, holders of at least a majority in principal amount of the outstanding debt securities of that series waive such compliance in that instance or generally.

Events of Default

You will have special rights if an Event of Default occurs and is not cured, as described later in this subsection. Unless described otherwise in an applicable prospectus supplement, the term “Event of Default” means any of the following with respect to an issue of debt securities offered under this prospectus:

•	we fail to pay any interest on an issue of debt securities within 30 days after such interest becomes due and payable by the terms of that issue of debt securities;

•	we fail to pay principal of or premium, if any, on an issue of debt securities at maturity, or if applicable, the redemption price, when due and payable;

•	we fail to pay any sinking fund installment on an issue of debt securities within 30 days of such installment becoming due and payable;

•

we fail to comply with any of the covenants or agreements in the applicable debt securities or indenture (other than a covenant or agreement that we have included in the applicable indenture solely for the benefit of another series of debt securities issued under that indenture) for 90 days after the trustee or the holders of at least 25% in principal amount of all outstanding debt securities of a series of debt securities affected by that failure have given us a written notice of the failure;

•	certain events of bankruptcy, insolvency or reorganization occur; or

•	any other Event of Default described in the applicable prospectus supplement occurs.

Remedies If an Event of Default Occurs. Unless provided otherwise in an applicable prospectus supplement, if an Event of Default has occurred and continues with respect to an issue of debt securities, the trustee or the holders of not less than 25% in principal amount of the debt securities of the affected series may declare the entire principal amount of all of the debt securities of the affected series to be due and immediately payable. This is called a “declaration of acceleration of maturity.” Under some circumstances, a declaration of acceleration of maturity may be canceled by the holders of at least a majority in principal amount of the debt securities of that series.

The trustee under either of the indentures generally is not required to take any action under the indenture at the request of any holders unless one or more of the holders has provided to the trustee security or indemnity reasonably satisfactory to it.

The holders of a majority in principal amount of the outstanding debt securities of the relevant series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, provided that (i) such direction is not in conflict with any rule of law or with the applicable indenture, (ii) the trustee may take any other action deemed proper by the trustee which is not inconsistent with that direction and (iii) the trustee has the right to decline to follow the direction if the trustee in good faith determines that the proceeding so directed would expose the trustee to personal liability or that it will not be adequately indemnified against the costs, expenses and liabilities which might be incurred by it in complying with such direction.

The holders of a majority in principal amount of the outstanding debt securities of the relevant series may, on behalf of the holders of all of the debt securities of that series, waive certain past defaults under the applicable indenture with respect to that series and its consequences. The trustee may refuse to follow those directions in some circumstances.

If an Event of Default occurs and is continuing regarding a series of debt securities, the applicable trustee may use any sums that it holds under the relevant indenture for its own reasonable compensation and expenses incurred prior to paying the holders of debt securities of that series.

Before any holder of any series of debt securities may institute an action for any remedy under the applicable indenture, except payment on such holder’s debt security when past due, the holders of not less than 25% in principal amount of the debt securities of that series outstanding must request the trustee to take action. Holders must also offer and give the trustee indemnity reasonably satisfactory to it against costs, expenses and liabilities incurred by the trustee for taking such action.

“Street Name” and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the applicable trustee and to make or cancel a declaration of acceleration.

We will furnish every year to the trustee a written statement of certain of our officers certifying that, to their knowledge, we are in compliance with the indenture and the debt securities offered pursuant to the indenture, or else specifying any default.

An Event of Default regarding one series of debt securities issued under an indenture is not necessarily an Event of Default regarding any other series of debt securities.

Satisfaction and Discharge; Defeasance and Covenant Defeasance

The following discussion of satisfaction and discharge, defeasance and covenant defeasance will be applicable to a series of debt securities only if we choose to have them apply to that series. If we do so choose, we will state that in the applicable prospectus supplement.

Satisfaction and Discharge. Each indenture will be satisfied and discharged with respect to a particular series of debt securities issued under that indenture if:

•	we deliver to the trustee all debt securities of that series then outstanding for cancellation; or

•

all debt securities of that series not delivered to the trustee for cancellation (i) have become due and payable, (ii) are to become due and payable at their stated maturity within one year or (iii) are to be called for redemption within one year under arrangements satisfactory to the trustee, and, in any such case, we irrevocably deposit with the trustee, in trust for such purpose, money or certain U.S. government obligations which through the payment of principal and interest in accordance with their terms will provide money, in an amount sufficient to pay the principal of and premium, if any, and interest on such debt securities to the date of maturity, redemption or deposit (in the case of debt securities that have become due and payable), provided that in either case we have paid all other sums payable under that indenture. In addition, we must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Defeasance and Covenant Defeasance. Each indenture provides, if such provision is made applicable to the debt securities of a series, that, upon the deposit with the trustee (or other qualifying trustee), in trust for such purpose, of money or certain U.S. government obligations which through the payment of principal and interest in accordance with their terms will provide money, in an amount sufficient (in the case of U.S. government obligations, in the opinion of a nationally recognized firm of independent public accountants) to pay the principal of (and premium, if any) and interest on such debt securities, on the scheduled due dates:

•	we may elect either:

•

to defease and be discharged from any and all obligations with respect to any debt securities of such series (except for the obligations, among others, to register the transfer or exchange of such debt securities, to replace temporary or mutilated, destroyed, lost or stolen debt securities, to maintain an office or agency in respect of the debt securities and to hold moneys for payment in trust) (“defeasance”); or

•

to be released from our obligations with respect to the restrictions described above under “— Restrictive Covenants,” together with additional covenants that may be included for a particular series; and

•

the Events of Default described in the third, fourth and sixth bullets under “— Events of Default,” shall not be Events of Default under that indenture with respect to such series (“covenant defeasance”).

In the case of defeasance, the holders of such debt securities are entitled to receive payments in respect of such debt securities solely from such trust. In the case of defeasance or covenant defeasance, a trust may only be established if, among other things, we have delivered to the trustee an opinion of counsel (as specified in the indentures) to the effect that the holders of the debt securities affected thereby will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. Such opinion of counsel, in the case of defeasance described above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax law occurring after the date of the indentures. We also will deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the defeasance or covenant defeasance, as the case may be, have been complied with.

Modification and Waiver

Each indenture contains provisions permitting us and the trustee to modify that indenture or enter into or modify any supplemental indenture without the consent of the holders of the debt securities of a particular series in regard to matters as will not adversely affect the interests of the holders of the debt securities of that series, including the following:

•	to cure any ambiguity, omission, defect or inconsistency as evidenced in an officers’ certificate;

•	to provide for the assumption of our obligations under the applicable indenture by a successor or transferee upon any permitted merger, consolidation or asset transfer;

•	to provide for uncertificated debt securities in addition to or in place of certificated debt securities;

•	to provide any security for or guarantees of the securities issued under the applicable indenture or for the addition of an additional obligor on the securities issued under the applicable indenture;

•	to comply with any requirement to effect or maintain the qualification of the applicable indenture under the Trust Indenture Act of 1939, as amended, if applicable;

•	to add covenants that would benefit the holders of debt securities of the applicable series or to surrender any rights we have under the applicable indenture;

•

to change or eliminate any of the provisions of the applicable indenture, provided that any such change or elimination is not effective with respect to any outstanding debt securities of any series created prior to the execution of the applicable supplemental indenture which is entitled to the benefit of such provision;

•	to provide for the issuance of and establish forms and terms and conditions of a new series of debt securities to be issued under the applicable indenture;

•

to facilitate the defeasance and discharge of the debt securities of any series otherwise in accordance with the existing terms of the applicable indenture; provided that any such action does not adversely affect the rights of any holder of outstanding debt securities of any series in any material respect;

•

to issue additional debt securities of any series of debt securities issued under the applicable indenture, provided that such additional debt securities have the same terms as, and are deemed part of the same series as, the applicable series to the extent required under the applicable indenture; and provided further that if the additional debt securities are not fungible with such existing series of debt securities for United States federal income tax purposes, the additional debt securities will have a separate CUSIP number;

•

to evidence and provide for the acceptance of and appointment of a successor trustee with respect to the debt securities of one or more series and to add to or change any of the provisions of the applicable indenture as necessary to provide for or facilitate the administration of the trust by more than one trustee;

•	to add additional events of default with respect to any series of debt securities; and

•	to make any change that does not adversely affect any outstanding debt securities in any material respect.

We and the trustee may otherwise modify each indenture or any supplemental indenture with the consent of the holders of not less than a majority in aggregate principal amount of each series of debt securities affected thereby at the time outstanding, except that no such modifications shall, without the consent of the holder of each debt security affected thereby:

•	reduce the percentage in principal amount of the debt securities of that series, the consent of whose holders is required for any amendment, supplement or waiver;

•	reduce the rate of or change the time for payment of interest on debt securities of that series;

•	reduce the principal of the debt securities of that series or change the stated maturity of the debt securities of that series;

•

reduce any premium payable on the redemption of the debt securities of that series or change the time at which the debt securities of that series may or must be redeemed or alter or waive any of the provisions with respect to the redemption of the debt securities of that series;

•	make payments on the debt securities of that series payable in currency other than as originally stated in such debt securities;

•	impair the holders’ right to institute suit for the enforcement of any payment on the debt securities of that series; or

•	waive a continuing default or event of default regarding any payment on the debt securities of that series.

With respect to any vote of holders of a series of debt securities, we will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding debt securities that are entitled to vote or take other action under the indenture.

“Street Name” and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if we seek to change the indenture or debt securities or request a waiver.

Subordinated Debt Securities

Although the senior indenture and the subordinated indenture are generally similar and many of the provisions discussed above pertain to both senior and subordinated debt securities, there are certain substantive differences between the two. This section discusses some of those differences.

Subordination. Subordinated debt securities will be subordinate in right of payment to all senior indebtedness. “Senior indebtedness” is defined to mean, among other things, the principal, premium (if any) and unpaid interest on all present and future (i) indebtedness of the Company for borrowed money (including indebtedness of others guaranteed by us), unless, in any case, in the instrument creating or evidencing any such indebtedness or obligation or pursuant to which the same is outstanding it is provided that such indebtedness or obligation is not senior in right of payment to the subordinated debt securities or it is expressly provided that such obligation is subordinated to other of our indebtedness and obligations.

Terms of Subordinated Debt Securities May Contain Conversion or Exchange Provisions. The applicable prospectus supplement for a particular series of subordinated debt securities will describe the specific terms discussed above that apply to the subordinated debt securities being offered thereby as well as any applicable conversion or exchange provisions.

Modification of the Indenture Relating to Subordinated Debt Securities. The subordinated indenture may be modified by us and the trustee without the consent of the holders of the subordinated debt securities for one or more of the purposes discussed above under “— Modification and Waiver.” We and the trustee may also modify the subordinated indenture to make provision with respect to any conversion or exchange rights for a given issue of subordinated debt securities.

“Street Name” and Other Indirect Holders

Investors who hold securities in accounts at banks or brokers generally will not be recognized by us as legal holders of debt securities. This is called holding in “Street Name.” Instead, we would recognize only the bank or broker, or the financial institution that the bank or broker uses to hold its securities. These intermediary banks, brokers and other financial institutions pass along principal, interest and other payments on the debt securities, either because they agree to do so in their customer agreements or because they are legally required to. If you hold debt securities in “Street Name,” you should check with your own institution to find out:

•	how it handles payments and notices;

•	whether it imposes fees or charges;

•	how it would handle voting, if applicable;

•	whether and how you can instruct it to send you debt securities registered in your own name so you can be a direct holder, as described below; and

•	if applicable, how it would pursue rights under your debt securities if there were a default or other event triggering the need for holders to act to protect their interests.

Direct Holders

Our obligations, as well as the obligations of the trustee under the indentures and those of any third parties employed by us or the trustee under either of the indentures, run only to persons who are registered as holders of debt securities issued under the applicable indenture. As noted above, we and the trustee do not have obligations to you if you hold in “Street Name” or other indirect means, either because you choose to hold debt securities in that manner or because the debt securities are issued in the form of global securities, as described below. For example, once we make payment to the registered holder, we and the trustee have no further responsibility for the payment, even if that holder is legally required to pass the payment along to you as a “Street Name” customer but does not do so.

Global Securities

What is a Global Security? A global security is a special type of indirectly held debt security as described above under “— ‘Street Name’ and Other Indirect Holders.” If we choose to issue debt securities in the form of global securities, the ultimate beneficial owners can only hold the debt securities in “Street Name.” We would do this by requiring that the global security be registered in the name of a financial institution we select and by requiring that the debt securities included in the global security not be transferred to the name of any other direct holder unless the special circumstances described below occur. The financial institution that acts as the sole direct holder of the global security is called the “depositary.” Any person wishing to own a debt security issued in the form of a global security must do so indirectly by virtue of an account with a broker, bank or other financial institution that in turn has an account with the depositary. The applicable prospectus supplement will indicate whether a series of debt securities will be issued only in the form of global securities and, if so, will describe the specific terms of the arrangement with the depositary.

Special Investor Considerations for Global Securities. As an indirect holder, an investor’s rights relating to a global security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to securities transfers. We do not recognize this type of investor as a holder of debt securities and instead deal only with the depositary that holds the global security.

An investor should be aware that if a series of debt securities are issued only in the form of global securities:

•	the investor cannot get debt securities of that series registered in his or her own name;

•	the investor cannot receive physical certificates for his or her interest in the debt securities of that series;

•

the investor will be a “Street Name” holder and must look to his or her own bank or broker for payments on the debt securities of that series and protection of his or her legal rights relating to the debt securities of that series, as described under “ — ‘Street Name’ and Other Indirect Holders”;

•

the investor may not be able to sell interests in the debt securities of that series to some insurance companies and other institutions that are required by law to own their securities in the form of physical certificates; and

•

the depositary’s policies will govern payments, transfers, exchange and other matters relating to the investor’s interest in the global security. We and the applicable trustee have no responsibility for any aspect of the depositary’s actions or for its records of ownership interests in the global security. We and the applicable trustee also do not supervise the depositary in any way.

Special Situations When the Global Security Will be Terminated. In a few special situations, a global security will terminate, and interests in it will be exchanged for physical certificates representing debt securities. After that exchange, the choice of whether to hold debt securities directly or in “Street Name” will be up to the investor. Investors must consult their own bank or brokers to find out how to have their interests in debt securities transferred to their own name so that they will be direct holders. The rights of “Street Name” investors and direct holders in debt securities have been previously described in subsections entitled “— ‘Street Name’ and Other Indirect Holders” and “— Direct Holders.”

The special situations for termination of a global security are:

•	when the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary, and we do not appoint a successor depositary;

•	when an Event of Default on the series of debt securities has occurred and has not been cured; and

•	at any time if we decide to terminate a global security.

The applicable prospectus supplement may also list additional situations for terminating a global security that would apply only to the particular series of debt securities covered by the prospectus supplement. When a global security terminates, only the depositary is responsible for deciding the names of the institutions that will be the initial direct holders.

Form, Exchange, Registration and Transfer

Unless we inform you otherwise in an applicable prospectus supplement, we will issue the debt securities offered pursuant to this prospectus in registered form, without interest coupons, and only in denominations of

$2,000 and integral multiples of $1,000 in excess thereof. We will not charge a service charge for any registration of transfer or exchange of the debt securities offered pursuant to this prospectus. We may, however, require the payment of any tax or other governmental charge payable for that registration.

Debt securities of any series will be exchangeable for other debt securities of the same series, the same total principal amount and the same terms but in different authorized denominations in accordance with the terms of the applicable indenture. Holders may present debt securities for registration of transfer at the office of the security registrar or any transfer agent we designate. The security registrar or transfer agent will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request.

We will appoint the trustee under the applicable indenture as security registrar for the debt securities issued under that indenture. If a prospectus supplement refers to any transfer agents initially designated by us, we may at any time rescind that designation or approve a change in the location through which any transfer agent acts. We are required to maintain an office or agency for transfers and exchanges in each place of payment with respect to debt securities we may offer under either of the indentures. We may at any time designate additional transfer agents for any series of debt securities.

In the case of any redemption of debt securities offered under this prospectus, neither the security registrar nor the transfer agent will be required to register the transfer or exchange of any debt security during a period beginning 15 business days prior to the mailing of the relevant notice of redemption and ending on the close of business on the day of mailing of the notice, except the unredeemed portion of any debt security being redeemed in part.

Payment and Paying Agents

Unless we inform you otherwise in the applicable prospectus supplement:

•	payments on a series of debt securities will be made in U.S. dollars by check mailed to the holder’s registered address or, with respect to global securities, by wire transfer;

•	we will make interest payments to the person in whose name the debt security is registered at the close of business on the record date for the interest payment; and

•

the trustee under the applicable indenture will be designated as our paying agent for payments on debt securities issued under that indenture. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent will pay to us upon written request any money held by them for payments on the debt securities that remain unclaimed for two years after the date when the payment was due. After payment to us, holders entitled to the money must look to us for payment. In that case, all liability of the trustee or paying agent with respect to that money will cease.

DESCRIPTION OF CAPITAL SECURITIES

Common Stock

We may issue, either separately or together with other securities, including as a part of units, shares of our common stock. Shares of common stock issued as part of units may be attached to or separate from any other securities part of those units. Under our Restated Articles of Incorporation, as amended to date (our “Restated Articles of Incorporation”), we are authorized to issue up to 200,000,000 shares of our common stock, par value $.01 per share. As of June 30, 2013, we had 96,270,889 shares of common stock issued and outstanding and had reserved 3,733,139 additional shares of common stock for issuance under our stock compensation plans.

The applicable prospectus supplement relating to an offering of common stock or other securities convertible or exchangeable for, or exercisable into, common stock, or the settlement of which may result in the issuance of common stock, will describe the relevant terms, including the number of shares offered, any initial offering price and market price and dividend information, as well as, if applicable, information on other related securities.

The following summary is not complete and is not intended to give full effect to provisions of statutory or common law. You should refer to the applicable provisions of the following:

•	the Delaware General Corporation Law, as it may be amended from time to time;

•	our Restated Articles of Incorporation, as they may be amended or restated from time to time; and

•	our Amended and Restated By-Laws (our “By-Laws”), as they may be amended or restated from time to time.

Dividends. The holders of our common stock are entitled to receive dividends when, as and if declared by our Board of Directors, out of funds legally available for their payment subject to the rights of holders of our preferred stock.

Voting Rights. The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. There are no cumulative voting rights associated with our common stock.

Rights Upon Liquidation. In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of common stock will be entitled to share equally in any of our assets available for distribution after the payment in full of all debts and distributions and after the holders of all series of our outstanding preferred stock have received their liquidation preferences in full.

Miscellaneous. The outstanding shares of common stock are fully paid and nonassessable. The holders of common stock are not entitled to preemptive or redemption rights. There are no sinking fund provisions applicable to the common stock. Shares of common stock are not convertible into shares of any other class of capital stock. Wells Fargo Shareowner Services is the transfer agent and registrar for the common stock.

Stock Exchange Listing. Our common stock is listed on the New York Stock Exchange and trades under the symbol “WAB.”

Preferred Stock

We may elect to issue shares of our preferred stock from time to time, as described in the applicable prospectus supplement relating to any offering of preferred stock pursuant to this prospectus. We may issue shares of preferred stock separately or as a part of units, and any such shares issued as part of units may be attached to or separate from any other securities part of those units. Shares of our preferred stock may have dividend, redemption, voting and liquidation rights taking priority over our common stock, and shares of our preferred stock may be convertible into our common stock.

Our Restated Articles of Incorporation expressly authorize our Board of Directors, subject to any limitations prescribed by law, to provide for the issuance of shares of preferred stock in one or more series from time to time. In addition, our Board of Directors is authorized to establish from time to time the number of shares to be included in each series of preferred stock and to fix the designation, relative rights, preferences, qualifications and limitations of the shares of each series of preferred stock. The authority of our Board of Directors with respect to each series includes, without limitation, determination of the following:

•	the number of shares constituting that series and the distinctive designation of that series;

•

the dividend rate on the shares of that series, whether dividends shall be cumulative, and, if so, the declaration and payment dates and the payment preference, if any, to dividends payable on any other class or classes or series of stock;

•	whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms thereof;

•	whether that series shall have conversion or exchange privileges, and, if so, the terms and conditions thereof;

•	whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions thereof;

•	whether that series shall be entitled to the benefit of a sinking fund to be applied to the purchase or redemption of shares of that series, and, if so, the terms and amounts thereof;

•

the right of the shares of that series to the benefit of conditions and restrictions upon (i) the creation of indebtedness of Wabtec or any subsidiary; (ii) the issue of any additional stock (including additional shares of such series or of any other series); and (iii) the payment of dividends or the making of other distributions on, and the purchase, redemption or other acquisition by Wabtec or any subsidiary of, any outstanding stock of Wabtec;

•

the right of the shares of that series in the event of any voluntary or involuntary liquidation, dissolution or winding up of Wabtec and whether such rights shall be in preference to, or in another relation to, the comparable rights of any other class or classes or series of stock; and

•	any other relative, participating, option or other special rights, qualifications, limitations or restrictions of that series.

Our Restated Articles of Incorporation authorize our Board of Directors, without further stockholder action, to provide for the issuance of up to 1,000,000 shares of preferred stock, in one or more series. As of the date of this prospectus, no shares of preferred stock have been issued.

Special Charter Provisions. Our Restated Articles of Incorporation and our By-Laws contain various provisions that may discourage or delay attempts to gain control of Wabtec. For example:

•	our Board of Directors is classified into three classes, with one class elected each year to serve a three-year term;

•

our By-Laws require the Nominating and Corporate Governance Committee to nominate (a) William E. Kassling (so long as Mr. Kassling is able and willing to serve and members of his immediate family and their affiliates collectively and beneficially own at least 50% of the shares of common stock of Wabtec beneficially owned by Mr. Kassling immediately after the closing of the stock purchase transaction governed by the stock purchase agreement dated as of March 5, 1997 and described in the Current Report on Form 8-K filed by Wabtec on April 11, 1997) and (b) Emilio A. Fernandez (so long as Mr. Fernandez is able and willing to serve and Mr. Fernandez and his immediate family and their affiliates collectively and beneficially own at least 50% of the shares of common stock of Wabtec delivered by the Corporation pursuant to that certain Asset Purchase Agreement dated as of January 23, 1995 by and among Wabtec, Pulse Acquisition Corporation, Pulse Electronics, Incorporated and Pulse

Embedded Computer Systems, Inc., which was filed as an exhibit to Wabtec’s Registration Statement on Form S-1 (Registration No. 33-90866));

•

except as otherwise provided by applicable law, our Restated Articles of Incorporation or our By-Laws, our By-Laws may be altered, amended or repealed by the stockholders at any annual or special meeting or by action of the Board of Directors;

•

special meetings of the stockholders may be called at any time by the Chairman of our Board, the Chief Executive Officer or by a majority of our Board of Directors and may not be called by any other person or persons or in any other manner; and

•	stockholders must provide advance notice if they wish to submit a proposal or nominate candidates for director at our annual meeting of stockholders.

DESCRIPTION OF OTHER SECURITIES

We will set forth in the applicable prospectus supplement a description of any warrants, depositary shares, purchase contracts or units that may be offered pursuant to this prospectus.

PLAN OF DISTRIBUTION

We may offer the offered securities in one or more of the following ways, or any other way set forth in an applicable prospectus supplement from time to time:

•	to or through underwriting syndicates represented by managing underwriters;

•	through one or more underwriters without a syndicate for them to offer and sell to the public;

•	through dealers or agents;

•	to investors directly in negotiated sales or in competitively bid transactions; or

•	to holders of other securities in connection with acquisitions.

The prospectus supplement for each series of securities we sell will describe the offering, including:

•	the name or names of any underwriters;

•	the purchase price and the proceeds to us from that sale;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any commissions paid to agents;

•	the initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

Underwriters

If underwriters are used in a sale, we will execute an underwriting agreement with them regarding those securities. Unless otherwise described in the applicable prospectus supplement, the obligations of the underwriters to purchase these securities will be subject to conditions, and the underwriters must purchase all of these securities if any are purchased.

The securities subject to the underwriting agreement may be acquired by the underwriters for their own account and may be resold by them from time to time in one or more transactions, including negotiated transactions, at a fixed offering price or at varying prices determined at the time of sale. Underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from the purchasers of these securities for whom they may act as agent. Underwriters may sell these securities to or through dealers. These dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and commissions from the purchasers for whom they may act as agent. Any initial offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

We may authorize underwriters to solicit offers by institutions to purchase the securities subject to the underwriting agreement from us, at the public offering price stated in the applicable prospectus supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. If we sell securities under these delayed delivery contracts, the applicable prospectus supplement will state that this is the case and will describe the conditions to which these delayed delivery contracts will be subject and the commissions payable for that solicitation.

In connection with underwritten offerings of the securities, the underwriters may engage in over-allotment transactions, stabilizing transactions, covering transactions and penalty bids in accordance with Regulation M under the Exchange Act, as follows:

•	Over-allotment transactions involve sales in excess of the offering size, which create a short position for the underwriters.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover short positions.

•

Penalty bids permit the underwriters to reclaim a selling concession from a broker/dealer when the securities originally sold by that broker/dealer are repurchased in a covering transaction to cover short positions.

These over-allotment transactions, stabilizing transactions, covering transactions and penalty bids may cause the price of the securities to be higher than it otherwise would be in the absence of these transactions. If these transactions occur, they may be discontinued at any time.

Agents

We also may sell any of the securities through agents designated by us from time to time. We will name any agent involved in the offer or sale of these securities and will list commissions payable by us to these agents in the applicable prospectus supplement. These agents will be acting on a best efforts basis to solicit purchases for the period of their appointment, unless we state otherwise in the applicable prospectus supplement.

Direct Sales

We may sell any of the securities directly to purchasers. In this case, we will not engage underwriters or agents in the offer and sale of these securities.

In addition, debt securities described in this prospectus may be issued upon the exercise of warrants or the settlement of purchase contracts or units.

Indemnification

We may indemnify underwriters, dealers or agents who participate in the distribution of securities against certain liabilities, including liabilities under the Securities Act, and may agree to contribute to payments that these underwriters, dealers or agents may be required to make.

No Assurance of Liquidity

The securities we offer may be a new issue of securities with no established trading market. Any underwriters that purchase securities from us may make a market in these securities. The underwriters will not be obligated, however, to make a market and may discontinue market-making at any time without notice to holders of the securities. We cannot assure you that there will be liquidity in the trading market for any securities of any series.

LEGAL MATTERS

The validity of the issuance of the offered securities will be passed upon for us by K&L Gates LLP, Pittsburgh, Pennsylvania.

EXPERTS

The consolidated financial statements of Westinghouse Air Brake Technologies Corporation appearing in Westinghouse Air Brake Technologies Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2012 and the effectiveness of Westinghouse Air Brake Technologies Corporation’s internal control over financial reporting as of December 31, 2012 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and Westinghouse Air Brake Technologies Corporation management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2012 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

$

    % Senior Notes due

PROSPECTUS SUPPLEMENT

                    , 2013

J.P. Morgan

BofA Merrill Lynch